     Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: The South Financial Group, Inc.
Commission File No.: 0-15083
     This filing, which includes (i) presentations made available to investors of The Toronto-Dominion Bank and on the website of The Toronto-Dominion Bank on June 17, 2010 and (ii) communications sent to employees of The Toronto-Dominion Bank on June 16, 2010 and June 17, 2010, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-756-8936, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A PRESENTATION MADE AVAILABLE TO INVESTORS OF THE TORONTO-DOMINION BANK AND ON THE WEBSITE OF THE TORONTO-DOMINION BANK ON JUNE 17, 2010.
building the better bank every day Credit Sights Bank Tour June 2010

Caution regarding forward-looking statements From time to time, The Toronto-Dominion Bank (the Bank) makes written and oral forward-looking statements, including in this presentation, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of applicable Canadian and U.S. securities laws, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among others, statements regarding the Bank's objectives and priorities for 2010 and beyond and strategies to achieve them, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "may" and "could". By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the current financial, economic and regulatory environments, such risks and uncertainties - many of which are beyond the Bank's control and the effects of which can be difficult to predict - may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange and interest rate), liquidity, operational, reputational, insurance, strategic, regulatory, legal and other risks, all of which are discussed in the Management's Discussion and Analysis (MD&A) in the Bank's 2009 Annual Report. Additional risk factors include changes to and new interpretations of risk-based capital guidelines and reporting instructions; increased funding costs for credit due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; the use of new technologies in unprecedented ways to defraud the Bank or its customers and the organized efforts of increasingly sophisticated parties who direct their attempts to defraud the Bank or its customers through many channels; the ability to obtain the approval of the proposed transaction with The South Financial Group, Inc. by its shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.'s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please see the Risk Factors and Management section of the MD&A, starting on page 65 of the Bank's 2009 Annual Report. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward- looking statements, when making decisions with respect to the Bank and undue reliance should not be placed on the Bank's forward-looking statements. Finally, there can be no assurance that the Bank will realize the anticipated benefits related to the acquisition of the South Financial Group, Inc. Material economic assumptions underlying the forward-looking statements contained in this presentation are set out in the Bank's 2009 Annual Report under the heading "Economic Summary and Outlook", as updated in the Second Quarter 2010 Report to Shareholders; and for each of the business segments, under the headings "Business Outlook and Focus for 2010", as updated in the Second Quarter 2010 Report to Shareholders under the headings "Business Outlook". Any forward-looking statements contained in this presentation represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities laws.

Additional Information The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.'s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank,15th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001. The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank's directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.'s directors and executive officers is available in The South Financial Group, Inc.'s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.

Contents Overview of TD Bank Financial Group Treasury and Balance Sheet Management Appendix

Key Takeaways Simple Strategy, Consistent Focus Building the Better Bank Franchise Businesses Repeatable and growing earnings stream Focus on customer-driven products and services Operating a franchise dealer of the future Consistently reinvest in our competitive advantages Retail Earnings Focus Leader in customer service and convenience About 85% of adjusted earnings from retail 2,3 Strong organic growth engine Better return for risk undertaken4 Risk Discipline Robust capital and liquidity management Culture and policies aligned with risk philosophy Only take risks we understand Systematically eliminate tail risk North American Top 10 Bank in North America1 One of the few Aaa-rated banks on NYSE Leverage platform and brand for growth Strong employment brand See slide # 6. Based on Q2 2010 adjusted earnings. For the purpose of calculating contribution by each business segment, adjusted earnings from the Corporate segment is excluded. The Bank's financial results prepared in accordance with GAAP are referred to as "reported" results. The Bank also utilizes non-GAAP financial measures referred to as "adjusted" results (i.e., reported results excluding "items of note", net of income taxes) to assess each of its businesses and measure overall Bank performance. Adjusted net income, adjusted earnings per share (EPS) and related terms used in this presentation are not defined terms under GAAP and may not be comparable to similar terms used by other issuers. See p.5 of the Second Quarter 2010 Report to Shareholders (td.com/investor) for further explanation, a list of the items of note and a reconciliation of adjusted earnings to reported basis (GAAP) results. Retail includes Canadian Personal and Commercial Banking, Wealth Management, and U.S. Personal and Commercial Banking segments. Based on return on risk-weighted assets, calculated as adjusted net income available to common shareholders divided by average RWA. See slide #9 for details. See note #2 for definition of adjusted results.

TD Bank Financial Group
A Top 10 Bank in North America

TD Bank Financial Group

Q2 2010[1] (In U.S.$B)[2]	TD	Compared to: Canadian Peers[7]	Compared to: North American Peers[8]
Total Assets	$571	2nd	6th
Total North American Deposits	$402	1st	4th
Market Cap[3]	$60.7	2nd	6th
Adj. Net Income[4] (Trailing 4 Quarters)	$4.9	2nd	5th
Adj. Retail Earnings[4,5] (Trailing 4 Quarters)	$4.0	1st	2nd
Tier 1 Capital Ratio	12.0%	4th	4th
Avg. # of Full-Time Equivalent Staff	~67,500	3rd	7th
Moody's Rating[6]	Aaa	n/a	n/a

TD is top 10 in North America

1. Q2 2010 is the period from February 1 to April 30, 2010.
2. Balance sheet metrics are converted to U.S. dollars at an exchange rate of 0.9950 USD/CAD (as at April 30, 2010). Income statement metrics are converted to U.S. dollars at the average quarterly exchange rate of 0.9725 for Q2/2010, 0.9352 for Q1/10, 0.9304 for Q4/09, 0.8829 for Q/309.
3. As at May 27, 2010.
4. Based on adjusted results defined on slide #5.
5. Based on Retail defined on slide #5.
6. For long term debt, as at May 27, 2010.
7. Canadian Peers – other big 4 banks (RY, BMO, BNS and CM) adjusted on a comparable basis to exclude identified non-underlying items. Based on Q2/10 results. Canadian Banks based on Q2/10 results ended April 30, 2010.
8. North American Peers refer to Canadian Peers and U.S. Peers. U.S. Peers – including Money Center Banks (C, BAC, JPM) and Top 3 Super-Regional Banks (WFC, PNC, USB). Adjusted on a comparable basis to exclude identified non-underlying items. For U.S. Peers, based on their Q1/10 results. U.S. Banks Q1/10 results ended March 31, 2010.

6

Financial Results Strong performance through tough economic conditions Adjusted results are defined on slide #5. (C$MM)1 Q2 2010 QoQ YoY F2009 YoY Revenue $ 4,767 -5% 10% $ 17,860 22% Provision for Credit Losses 365 -29% -53% 2,480 133% Expenses 2,953 -1% -3% 12,211 29% Adjusted Net Income $ 1,234 -14% 21% $ 4,716 24% Adjusted EPS (diluted) $ 1.36 -15% 19% $ 5.35 10% Tier 1 Capital 12.0% 50bps 120bps 11.3% 150bps

Canadian P&C Global Wealth TD AMTD U.S. P&C Wholesale Q2 2010 761 111 56 245 220 Lower Risk Retail Focus1 Based on adjusted results as described on slide #5. "P&C" refers to Personal and Commercial Banking. "Global Wealth" and "TD Ameritrade" make up the Wealth Management business segment. TDBFG has a 45% reported investment interest in TD Ameritrade. Adjusted Earnings Q2 2010 C$1.2B About 85% of earnings from retail operations Canadian P&C2 Global Wealth3 TD Ameritrade3,4 U.S. P&C2 Wholesale Canadian Retail 63% U.S. Retail 21%

Strong Focus on Risk-Return Return on Risk-Weighted Assets1,2,3 TD Canadian Peers U.S. Peers East 0.0257 0.0203 0.0118 TD based on Q2/10 adjusted results, as described on slide #5. Return on risk-weighted assets is adjusted net income available to common shareholders divided by average RWA. Canadian Peers - other big 4 banks (RY, BMO, BNS, and CM) adjusted on a comparable basis to exclude identified non-underlying items. Based on Q2/10 results. U.S. Peers - including Money Center Banks (C, BAC, JPM) and Top 3 Super-Regional Banks (WFC, PNC, USB). Adjusted on a comparable basis to exclude identified non-underlying items. Based on Q1/10 results ending March 31, 2010. Better return for risk undertaken

TD Bank Financial Group: Managing through Current Environment Get across the recession valley Carefully manage capital, funding, liquidity and risk Keep our business model intact Preserve our performance, convenience and service culture Emerge with momentum on our side Continue to invest in our core growth engines Opportunities for companies with strategic positioning and financial strength to grow market share, even during tough environment Continue to manage for long-term growth Now ? ?

Strong, Consistent Dividend History 1964 1965 1966 1967 1968 1969 1970 1971 1972 1973 1974 1975 1976 1977 1978 1979 1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 0.02 0.02 0.02 0.02 0.02 0.03 0.03 0.03 0.04 0.04 0.05 0.06 0.06 0.06 0.07 0.1 0.12 0.14 0.16 0.17 0.19 0.2 0.21 0.22 0.26 0.36 0.38 0.38 0.38 0.38 0.4 0.44 0.5 0.56 0.66 0.72 0.92 1.09 1.12 1.16 1.36 1.58 1.78 2.11 2.36 2.44 $2.44 11% Annualized Growth $0.38 Growing dividends over time Dividends Per Share1 (C$) 2009 dividend per share based on dividend amounts declared for fiscal 2009. Dividend yield based on dividend per share for trailing four quarters (ending Q2 2010) dividend by average of high and low common share prices for the period. Dividend Yield 3.5%2

Simple Strategy, Consistent Focus, Superior Execution 2004 2005 2006 2007 2008 2009 Q2 2010 YTD Canadian P&C 1450 1702 1966 2253 2424 2472 1481 Wealth Management 352 432 590 762 769 597 311 U.S. P&C 0 158 255 359 806 909 472 Wholesale Banking 588 551 664 824 65 1137 592 Total 2485 2861 3376 4189 3813 4716 2664 Adjusted Earnings1 (C$MM) 5-year CAGR Adjusted Earnings: 14% Adjusted EPS: 7% Retail as % of Adj. Earnings 81% 75% 81% 80% 98% Solid growth and return across businesses See slide #5 for definition of adjusted results. See also the Canadian P&C, Wealth, U.S. P&C, Wholesale segment discussions in the Business Segment Analysis section in the 2009, 2008, 2007, 2006 and 2005 Annual Reports; and see pages 146 to 147 of the 2009 Annual Report for a reconciliation for 10 years ending FY09. 78% 84%

Key Takeaways Building the Better Bank Franchise Businesses Retail Earnings Focus Risk Discipline North American

Contents Overview of TD Bank Financial Group Treasury and Balance Sheet Management Appendix

NI 2004 2005 2006 2007 2008 2009 Q2 2010 Tier 1 Capital Ratio 0.126 0.101 0.12 0.103 0.098 0.113 0.12 Tier 1 Capital Ratio Strong capital position As at Q2 2010 (April 30, 2010). Tangible common equity is equal to the sum of Common Shares, Retained earnings, certain components of Accumulated Other Comprehensive Income (Loss), Contributed Surplus, Non-controlling Interest and Net Impact of eliminating one month lag of U.S. entities reduced by Goodwill and Intangibles (net of future tax liability) Disciplined capital management Strong capital position Organic growth in capital Well positioned for evolving regulatory environment About 75% of Tier 1 Capital in Tangible Common Equity1 2 Risk-weighted assets are about 1/3rd of total assets1

TD Credit Ratings As at April 30, 2010. Moody's: Issuer Rating, S&P: LT Foreign Issuer Credit, Fitch: LT Issuer Default Rating, DBRS: Senior Unsecured Debt. Strong credit ratings Moody's S&P Fitch DBRS Aaa AA- AA- AA Issuer Ratings1

Disciplined Risk Management: Enterprise-wide risk management policies and practices Risk measurement and quantification Scenario analysis Stress testing Integrated risk monitoring and reporting To senior management and Board of Directors Regular review, evaluation, and approval of risk policies Executive Committees Risk Committee of the Board

Robust Liquidity Management Global liquidity risk management policy Low reliance on wholesale funding Incorporate off-balance sheet exposures into liquidity plan Monitors global funding market conditions and potential impacts to our funding access on a daily basis Match terms of assets and liabilities Do not engage in liquidity carry trade Transfer price all costs to businesses Build liquidity costs into product pricing Risk Committee of the Board reviews and approves all asset/liability management market risk policies Receives reports on compliance with risk limits Conservative liquidity policies

Personal Non-Term Deposits Personal Term Deposits Commercial Deposits Common Equity Securitization Non-Common Capital Medium Term Notes & Subordinated Debt Deposits Carried at Fair Value Other Wholesale Deposits Liabilities 0.29 0.13 0.19 0.06 0.09 0.01 0.05 0.06 0.12 Attractive Balance Sheet Composition Funding Mix1 As of April 30, 2010. Excludes liabilities which do not create funding which are: acceptances, trading derivatives, and other liabilities. Canadian GAAP describes these as 'deposits designated as trading'. Average for 6 months ended April 30, 2010 2 Personal and commercial deposits are our primary source of funds 61% Securities Residential Mortgages Deposits with Banks Personal Loans Credit Cards Business and Government Loans Other Earning Assests 0.33 0.14 0.05 0.2 0.02 0.17 0.09 Earning Asset Mix3

Funding Strategy Large base of stable retail and commercial deposits Limits on amount of deposits we can hold from any one depositor Large user of securitization program, primarily via Canada Mortgage Bond (CMB) Minimal reliance on wholesale funding historically Wholesale funding diversified geographically, by currency and by distribution network Limit amount of wholesale funding that can mature in a given time period TD continues to grow Expand and diversify funding sources

Key Takeaways Strong capital base Excellent credit ratings Proactive and disciplined risk management Attractive balance sheet composition Diverse funding strategy to support growth plans

Contents Overview of TD Bank Financial Group Treasury and Balance Sheet Management Appendix

Canadian Personal and Commercial Banking Overview Key Businesses Canadian Banking Personal Banking Retail operations provide a full range of financial products and services Over 11 million personal and small business customers More than 1,100 branches across Canada More than 2,700 automated teller machines Multiple channels: telephone, internet Commercial Banking Serves the need of medium-sized Canadian businesses Provides broad range of products and services to meet their financing, investment, cash management, international trade, and day-to-day banking needs Global Insurance Offers broad range of insurance products, including: Home and automobile coverage, life and health insurance in Canada and the U.S. Business property and casualty business in the U.S. Credit protection coverage on TD Canada Trust lending products Total Deposits based on total of average personal and business deposits during Q2 2010. Total Loans based on total of average personal and business loans during Q2 2010. For trailing four quarters ending Q2 2010. See slide #5 for definition of adjusted results. Average number of full-time equivalent staff during Q2 2010. As at Q2 2010 In C$ Total Assets $189B Total Deposits1 $183B Total Loans2 $180B Adjusted Earnings3 $2,780MM Employees4 33,700+

Canadian Personal and Commercial Banking
Key Messages

TD Bank Financial Group

- **Lead in customer service and convenience**
  - ☐ Rated #1 by J.D. Power[1] and Synovate[2], year after year
  - ☐ More than 50% longer branch hours than peers[3]
- **Integrated product offerings**
  - ☐ #1 or #2 market share in most retail products[4]
  - ☐ Client referrals and product offerings from across TDBFG family
- **Relentless focus on operational excellence**
  - ☐ Best-in-class operational efficiency
  - ☐ Customer experience embedded in process and technology
  - ☐ Discipline approach, grow revenues faster than expenses
- **Consistently reinvesting for the long-term**
  - ☐ Opening new branches
  - ☐ Growing underrepresented businesses: business banking, insurance, credit card, province of Quebec

Robust retail banking foundation in Canada

1. Highest in customer satisfaction – J.D. Power and Associates survey in 2006, 2007, 2008, and 2009.
2. Rated #1 among Canada's five major banks for "Overall quality of customer service" by independent market research firm Synovate for 2005, 2006, 2007, 2008, and 2009.
3. As at Q2 2010. Canadian Peers – other big 4 banks (RY, BNS, BMO and CM).
4. Source: Canadian Banking Association (Canada); Starfish, as at March 31, 2010.

24

Canadian Personal and Commercial Banking Performance 2004 2005 2006 2007 2008 2009 Q2 2010 YTD Canadian P&C 1450 1702 1966 2253 2424 2472 1481 Earnings ($MM) See slide #5 for definition of adjusted results. 5-year CAGR is calculated based on compound annual growth from 2004 to 2009. Also see the Canadian P&C segment discussion in the Business Segment Analysis section in the 2009, 2008, 2007, and 2006 Annual Reports, and see starting on page 5 of the Second Quarter 2010 Report to Shareholders Report for an explanation of how the Bank reports and a reconciliation of the Bank's non-GAAP measures to reported basis (GAAP) results for FY07-FY09 and see pages 146 to 147 of the 2009 Annual Report for a reconciliation for 10 years ending FY09. 5-year CAGR 11%1

Wealth Management Overview Key Businesses Online Brokerage Canada U.S. - 45% reported equity investment in TD Ameritrade Europe U.K., Ireland Luxembourg: Internaxx Advice-Based Businesses Canada Financial Planning Private Investment Advice Full service brokerage Private Client Group Private banking, trust, discretionary asset management U.S. Private Client Services Asset Management Canada Retail mutual funds Institutional asset management As at Q2 2010 In C$ AUA1 $214B AUM2 $175B Adjusted Earnings3 $630MM Employees4 7,100+ Assets under administration as at the end of Q2 2010. Assets under management as at the end of Q2 2010. For trailing four quarters ending Q2 2010. See slide #5 for definition of adjusted results. Average number of full-time equivalent staff during Q2 2010.

Wealth Management
Key Messages

TD Bank Financial Group

- **Leading market positions**
  - #1 online brokerage in Canada[1]
  - #1 in long-term mutual fund sales in Canada[2]
  - #1 execution-only brokerage in the U.K.[3]
- **Integrated wealth organization**
  - Financial Planners based in retail bank branches
  - Client referrals from TDBFG retail businesses and between wealth management businesses
- **Continue focused investment for the future**
  - Strategically investing in technology and growing diversified product offerings
  - Growing advice businesses, adding client-facing advisors
- **Strategically and financially attractive investment in TD Ameritrade**
  - #1 in online trades per day in the U.S.[4]
  - Strong momentum with asset gathering strategy
  - Opportunities for customer referral and growth through partnership with TDBFG businesses

Industry-leading wealth management platform

1. Market share is based on Investor Economics, as of December 31, 2009.
2. Source: Investment Funds Institute of Canada, as of October 2009.
3. Source: ComPeer Ltd, based on volume of trade, January 2010.
4. #1 in online equity trades per day and options trades per day in the U.S. Ranking based on market share, from last 12 months of publicly available reports for E*Trade, Charles Schwab, and optionsXpress.

27

Wealth Management Performance 2004 2005 2006 2007 2008 2009 Q2 2010 YTD Canadian Wealth Management 267 324 410 501 480 345 212 U.S. Wealth Management 85 108 180 261 289 252 99 Total 352 432 590 762 769 597 311 Earnings ($MM) Global Wealth Management Investment in TD Ameritrade2 See slide #5 for definition of adjusted results. 5-year CAGR is calculated based on compound annual growth from 2004 to 2009. Also see the Wealth segment discussion in the Business Segment Analysis section in the 2009, 2008, 2007, and 2006 Annual Reports, and see starting on p.5 of the Second Quarter 2010 Report to Shareholders for an explanation of how the Bank reports and a reconciliation of the Bank's non-GAAP measures to reported basis (GAAP) results for FY07- FY09 and see pages 146 to 147 of the 2009 Annual Report for a reconciliation for 10 years ending FY09. Investment in TD Ameritrade consists of the Bank's reported investment in TD Ameritrade from Q2/06 to current, and TD Waterhouse U.S.A. in prior quarters. 5-year CAGR 11%1

U.S. Personal and Commercial Banking
Overview

TD Bank Financial Group

Key Businesses

- **Personal Banking**
  - Over 1,100 stores
  - More than 2,700 ATMs
  - 24/7 live customer support
  - More than 6.5 million customers

- **Commercial Banking**
  - Offers a broad range of products and services to meet customers' financing, investment, cash management, international trade, and day-to-day banking needs

TD Bank
America's Most Convenient Bank®

As at Q2 2010	In C$
Total Assets	$162B
Total Deposits[1]	$128B
Total Loans[2]	$55B
Adjusted Earnings[3]	$925MM
Employees[4]	19,300+

1. Total Deposits based on total of average personal, business deposits and TD Ameritrade Insured Deposit Account (IDAs) during Q2 2010..
2. Total Loans based on total of average personal and business loans during Q2 2010.
3. For trailing four quarters ending Q2 2010. See slide #5 for definition of adjusted results.
4. Average number of full-time equivalent staff during Q2 2010.

The results of Riverside National Bank of Florida ("Riverside"), First Federal Bank of North Florida ("First Federal") and AmericanFirst Bank ("AmericanFirst") from the acquisition date of April 16, 2010 to April 30, 2010 have been consolidated with the Bank's results for the three and six months ended April 30, 2010.

29

U.S. Personal and Commercial Banking Key Messages Lead in customer service and convenience Rated "Highest in Customer Satisfaction" with Small Business Banking three years in a row1 Unique positioning and culture that is difficult for others to replicate Significant scale and enviable footprint Operating in 5 of the top 10 Metropolitan Statistical Areas in the U.S. Northeast, Mid- Atlantic, and Florida Acquired the retail stores of Riverside National Bank of Florida, First Federal Bank of North Florida and AmericanFirst Bank with assistance of FDIC in April 2010 Announced acquisition of The South Financial Group, Inc. in May 2010 (expected closing in July or August 2010, subject to regulatory and South Financial Group shareholder approvals) Disciplined credit culture In-footprint lending Conservative products Distribution through proprietary channels, not brokers Continued organic growth and de novo expansion Opening new stores Strong balance sheet supports opportunities to take share Significant cross-sell opportunities: wealth management, insurance, corporate banking, TD Ameritrade Rated #1 in "Highest Customer Satisfaction" in the U.S. Mid-Atlantic region by J.D. Power and Associates in 2006, 2007, 2008, and 2009; also ranked #1 in "Small Business Owner Satisfaction" by J.D. Power and Associates in 2007, 2008, and 2009. Well-positioned for future growth

U.S. Personal and Commercial Banking Performance 2005 2006 2007 2008 2009 Q2 2010 YTD USD 158 255 359 806 909 472 Total 158 255 359 806 909 472 Adjusted Earnings1 (C$MM) See slide #5 for definition of adjusted results. 4-year CAGR is calculated based on compound annual growth from 2005 to 2009. Also see the U.S. P&C segment discussion in the Business Segment Analysis section in the 2009, 2008, 2007, and 2006 Annual Reports and see pages 146 to 147 of the 2009 Annual Report for a reconciliation for 10 years ending FY09. The results of Riverside National Bank of Florida ("Riverside"), First Federal Bank of North Florida ("First Federal") and AmericanFirst Bank ("AmericanFirst") from the acquisition date of April 16, 2010 to April 30, 2010 have been consolidated with the Bank's results for the three and six months ended April 30, 2010. US$ C$ $130 $224 $328 $794 $457 4-year CAGR 55%1 Milestones Purchased 51% interest in Banknorth Privatized TD Banknorth Acquired Commerce Bancorp $781 2

Wholesale Banking Overview Key Businesses Investment Banking Advisory, underwriting, and corporate lending Equities Trading, facilitation, execution services, and research Rates and Foreign Exchange Trading, facilitation, execution services, trade finance, and cash management services As at Q2 2010 In C$ Risk Weighted Assets $32B Adjusted Earnings1 $1,291MM Employees2 3,100+ For trailing four quarters ending Q2 2010. See slide #5 for definition of adjusted results. Average number of full-time equivalent staff during Q2 2010.

Wholesale Banking Key Messages Focus on client-driven franchise businesses Presence in key global financial centres Strategic decisions before financial crisis to reduce corporate lending risk profile and exit global structured products Leveraging strength of TD brand and partners to grow U.S. fixed income and global foreign exchange businesses Integrated North American dealer Broaden and deepen customer relationships Build on position as top 3 dealer in Canada1 Solid returns without going out the risk curve Strategic use of capital and risk management #3 in government debt underwriting, for January to April 2010. Source: Bloomberg; #2 in corporate debt underwriting, for January to April 2010. Source: Bloomberg (excl. own deals); #1 in M&A advisory, for May 2009 to April 2010. Based on announced transactions by CDN Banks. Source: Thomson Financial; #4 in equity underwriting, for January to April 2010. Source: Thomson Financial; #1 in equity block trading, for January to April 2010. Source: Starquote. A lower risk wholesale franchise

Wholesale Banking Performance 2004 2005 2006 2007 2008 2009 Q2 2010 YTD Wholesale 588 551 664 824 65 1137 592 Security Gains Total 588 551 664 824 65 1137 592 Adjusted Earnings1 ($MM) See slide #5 for definition of adjusted results. Also see the Wholesale segment discussion in the Business Segment Analysis section in the 2009, 2008, 2007, and 2006 Annual Reports, and see starting on p.5 of the Second Quarter 2010 Report to Shareholders for an explanation of how the Bank reports and a reconciliation of the Bank's non-GAAP measures to reported basis (GAAP) results for FY07-FY09 and see pages 146 to 147 of the 2009 Annual Report for a reconciliation for 10 years ending FY09. Return on Invested Capital is adjusted net income available to common shareholders divided by average invested capital. Invested capital is common shareholders' equity plus the cumulative after-tax amount of purchased intangible assets amortized as of the reporting date. ROIC for Q2 2010 is just for the quarter, not year-to-date. 25% 22% 28% 30% 2% ROIC2 29% 30%

Canadian Economy - Highlights One of the 10 most competitive economies1 Soundest banking system in the world1 Canadian economy outperformed over last decade Average annual real GDP growth of 2.7% from 1997 to 2009 Canadian economy beginning to show signs of recovery Strong Canadian housing market Cyclical pressure on Canadian real estate due to the financial crisis, not structural Canadian market improving since the second half of 2009 Unemployment rate remained below prior recessionary peaks Strongest fiscal position among G-7 industrialized countries Lowest projected deficits Lowest overall debt level Source: TD Economics. 1. The World Economic Forum: Global Competitiveness Report 2009-2010.

Solid Financial System in Canada Strong retail and commercial banks Conservative lending standards All major wholesale dealers owned by Canadian banks, with stable retail earnings base to absorb any wholesale write-offs Responsive government and central bank Proactive policies and programs to ensure adequate liquidity in the system Updated mortgage rules moderate the market and protect consumers Judicious regulatory system Principles-based regime, rather than rules-based One single regulator for all major banks Conservative capital rules, requirements above world standards Capital requirements based on risk-weighted assets The world's soundest banking system1 1. Source: World Economic Forum: Global Competitiveness Report for 2009-2010.

Significant Differences in the Canadian and U.S. Mortgage Market

TD Bank Financial Group

	Canada	U.S.
Type	■ 2% of the mortgage credit outstanding estimated to be non-conventional mortgages ■ Mortgage insurance mandatory if LTV over 80%. ■ Insurance premium levied on total mortgage amount covering the entire amortization	■ 10% of mortgage credit outstanding estimated to be sub prime ■ Primary mortgage insurance generally required covering LTV down to a specific percentage on mortgages with LTV over 80%
Term	■ Terms of 5 years or less most common, renewable at maturity ■ Amortization up to 40 years (market has now moved back to 35 years)	■ 30 year term most common with matching amortization ■ Amortization up to 50 years
Features	■ Fixed or variable interest rate option ■ For variable rates or terms of 5 years or less, under new rules implemented in April 2010, the borrower is qualified using the 5-Year posted fixed rate	■ Fixed or variable interest rate option ■ Mortgages outstanding include earlier exotic mortgages (interest only, adjustable rate mortgages where borrowers qualified using discounted teaser rates) ■ High percentage of borrowers subject to payment shock when teaser rate period expires ■ Underwriting standards have since been tightened
Fees and Prepayment Penalties	■ Minimal up front fees ■ Prepayment charges on closed mortgages for prepayment in excess of allowable limits (10% to 20% per year)	■ Up front fees common and could include application fees, underwriting fees, appraisal fee, lender document preparation fee, lender or funding fee, broker fees ■ Typically no prepayment charges
Taxation	■ Mortgage interest is not tax deductable, therefore higher tendency to pay off mortgage faster (DBRS)	■ Mortgage interest is tax deductable, creating an incentive to borrow up to maximum limit
Sales Channel	■ External Broker channel originates up to 30%	■ External Broker channel originated up to 70% at peak, now less than 30%

Source: DBRS "Comments on the Mortgage Markets in Canada and the United States" Sept 2007, Federal Trade Commission, TD data

37

Canadian Economy Strengths Canadian economy outperformed over last decade 1. Source: National Statistical Agencies/ Haver Analytics. Seasonally adjusted, chained figures used 2. Source: Statistics Canada. Seasonally adjusted annual rate, millions of chained 2002 Canadian dollars (figure is expressed in real terms, base year is 2002), Forecast by TD Economics as at March 2010. Average Annual Real GDP1 Growth, 1997 - 2009 Canada U.S. UK Euro-area Japan GDP 0.0269 0.0251 0.0214 0.0169 0.0052 Forecast Canadian Real GDP Growth2 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 GDP Growth 4.71 3.79 3.55 4.36 4.65 5.6 5.93 5.93 5.72 5.68 5.5 4.07 3.11 2.1 0.69 1.28 2.08 2.53 3.6 3.49 2.69 1.96 1.37 1.52 1.78 3.12 3.9 3.68 3.32 2.85 2.8 3.11 3.88 3.24 2.31 1.9 1.45 2.17 2.63 2.54 1.71 0.87 0.4 -0.88 -2.51 -3.18 -3.05 -1.1 2.21 3.97 4.52 3.87 Canadian economy out of recession and global economic recovery will spur demand for commodities from emerging markets

Canadian Economy Near Term Slowdown Commodity prices have corrected from record high levels, but have most likely bottomed out Credit to households falling in U.S. but still growing in Canada, albeit at a slower pace TD Commodity Price Index1 Chart 5 - Commodity Prices 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 TDCI 86.96 85.14 80.45 76.72 75.5 86.32 95.84 99.76 108.34 118.92 130.15 152.2 147.08 124.62 102.71 88.78 92.88 107.58 107.94 120.76 150.36 138.56 133.88 140.55 156.42 166.93 167.62 182.26 186.78 197.25 238.82 264.62 224.82 228.95 228.92 226.35 235.43 257.36 244.6 271.35 305.59 363.97 325.96 205.27 163.71 175.3 184.51 212.33 229.4036277 217.6453565 215.3161685 223.6590031 TDCI ex.Energy 91.08 89.09 86.15 83.31 83.72 85.82 89.11 91.36 95.68 93.83 92.02 90.5 89.93 91.35 84.58 79.31 82.18 82.45 83.49 84.72 87.52 89.32 93.6 101.27 110.04 114.12 116.18 116.21 121.68 123.16 121.48 126.58 138.47 156.7 166.3 174.01 185.57 206.45 184.98 182.79 197.02 192.03 177.81 136.62 129.19 133.67 144.13 155.72 165.7350044 173.5014399 170.8935476 168.7550551 Forecast Overall TDCI TDCI Ex. Energy 1970 1971 1972 1973 1974 1975 1976 1977 1978 1979 1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 Canada: Household Credit (SA, Mil.C$) 11.88456863 10.32505793 9.435508657 8.883129123 9.45155817 10.55290856 12.26245085 14.42499345 16.05067696 17.88397238 18.88987335 19.29546902 20.23775202 20.88958468 21.36387946 21.40610268 21.23452449 21.42465378 20.59686182 18.94037277 17.48228236 15.65191752 15.93374667 17.24920983 17.80441407 18.32892139 18.2650077 18.16376315 18.92478957 19.25395508 19.91410459 19.40593564 18.64135224 18.06970942 17.02743175 17.02572808 16.65023633 16.43762026 16.5035788 15.41932923 13.99927066 12.24729469 9.507330187 9.093659573 9.158440978 8.980893306 8.757561929 5.563259259 3.153534498 1.259708971 -1.207619988 -0.991366244 -0.085001612 1.449007095 4.431190493 6.412809289 7.711037496 8.09724707 7.498727702 6.890150595 6.928338728 6.790832479 8.057222974 10.3635838 11.46076001 11.92578143 13.13176135 12.80369712 12.94387734 14.97032697 15.95246252 16.68706017 16.85971045 17.36202963 16.91334941 16.40357246 15.97144531 14.60288247 13.69282043 13.96793953 14.83853186 14.33575117 12.50230862 10.08985614 7.290133284 6.11699822 6.167744399 6.358428221 6.454294894 6.580964358 6.3426308 6.343761653 6.341579161 6.127161158 6.149558119 6.14298059 6.496445982 6.894679652 7.039113887 U.S. Household Credit 6.195708569 5.12950762 4.892229436 4.504792099 5.813677876 7.32529936 8.781600411 10.17187868 10.55171168 11.41342866 11.90770972 12.64416229 13.43351473 13.57953318 13.09688732 12.21827433 10.92306627 9.830302497 8.672628531 6.969750753 5.763653244 4.632698781 5.534317149 7.256004408 9.048987772 10.75990302 11.47303937 12.32013076 12.83852326 14.76122344 16.08227336 16.98235539 17.27311984 17.36167965 17.39356796 17.43057923 17.64558314 16.77687003 16.18980657 15.04183384 13.63923816 10.24862535 8.790430352 8.276577062 7.821757699 9.294006022 8.564500394 7.375884694 6.997175137 6.049906251 4.373766145 4.535258677 4.888216873 6.202683983 9.450335791 11.45980325 13.02123751 14.22615652 13.85656362 13.41290886 13.7487943 13.10766643 13.63467329 13.9616238 12.54565381 12.87067259 13.06996024 12.10840961 11.81561512 11.8313934 10.70654465 10.82249033 11.29399511 10.82048658 10.79338791 10.61480808 10.80805157 10.11586477 10.67648203 10.68132972 9.510439451 9.114638558 7.486335087 6.095547928 5.681199275 5.187281599 3.866065192 4.29655697 4.511842741 3.761831645 5.030824466 4.922048432 4.203548853 5.108954374 5.381799003 5.822699856 6.844363681 7.151195743 7.396852411 Household Credit, Year-over-year % change2 Canada U.S. 1. Source: TD Economics; Index of 18 Canadian resources commodity prices in USD; Last actual 2009 Q4; Forecast as at May 2010. 2. Sources: Federal Reserve & Bank of Canada; U.S. household credit is the sum of consumer credit and 1-4 family residential mortgage credit outstanding.

Canadian Economy Long Term Support Unemployment rate has peaked and will remain below prior recessionary peaks 1. Source: Statistics Canada. Forecast by TD Economics as at March 2010 2. Source: National statistical agencies and governments; forecasts by the Dept. of Finance, HM Treasury, and the OMB. Canadian Unemployment1 1970 1971 1972 1973 1974 1975 1976 1977 1978 1979 1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 Chart 6 - Unemployment Rate 4.9 5.8 6.2 6.1 6.2 6.3 6.1 6.1 6 6.1 6.4 6.5 5.9 5.4 5.4 5.5 5.2 5.2 5.3 5.7 6.7 6.8 7 7.1 6.9 6.9 7.2 7.4 7.7 7.9 8.2 8.4 8.4 8.5 8.5 8.2 8 7.6 7.1 7.2 7.6 7.7 7.5 7.2 7.4 7.2 7.5 8.4 8.9 10.4 12.2 12.9 12.6 12.5 11.8 11.2 11.3 11.5 11.4 11.3 10.9 10.8 10.5 10.4 10 9.7 9.6 9.5 9.5 9 8.6 8.1 7.9 7.7 7.9 7.6 7.5 7.7 7.4 7.5 7.6 7.6 8.1 9.2 10.1 10.3 10.4 10.4 10.6 11 11.5 11.7 11.1 11.6 11.5 11.3 11 10.7 10.1 Forecast Federal Finances2 Canada 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 Canada 0.57 0.75 0.11 0.96 0.95 0.62 -0.4 -3.5 -3.1 -1.6 -1 -0.5 -0.1 U.S. -0.65 -1.67 -1.64 -1.39 -0.52 -0.56 -3.2 -9.9 -10.6 -8.3 -5.1 -4.2 -3.9 UK -1.5 -3.4 -3.6 -2.6 -1.9 -1.2 -3.1 -6.7 -6.4 -4.9 -3.9 -3.2 Forecast U.S. U.K. Government finances in sound shape relative to other countries, and fiscal stimulus will provide boost to economy

Investor Relations Contacts Phone: 416-308-9030 or 1-866-486-4826 Email: tdir@td.com Website: www.td.com/investor Best Investor Relations by Sector: Financial Services Best Retail Investor Communications

building the better bank every day Bank Financial group

THE FOLLOWING IS A PRESENTATION MADE AVAILABLE TO INVESTORS OF THE TORONTO-DOMINION BANK AND ON THE WEBSITE OF THE TORONTO-DOMINION BANK ON JUNE 17, 2010.
Building the better bank every day Fixed Income Presentation June 2010

Caution regarding forward-looking statements From time to time, The Toronto-Dominion Bank (the Bank) makes written and oral forward-looking statements, including in this presentation, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of applicable Canadian and U.S. securities laws, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among others, statements regarding the Bank's objectives and priorities for 2010 and beyond and strategies to achieve them, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "may" and "could". By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the current financial, economic and regulatory environments, such risks and uncertainties - many of which are beyond the Bank's control and the effects of which can be difficult to predict - may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange and interest rate), liquidity, operational, reputational, insurance, strategic, regulatory, legal and other risks, all of which are discussed in the Management's Discussion and Analysis (MD&A) in the Bank's 2009 Annual Report. Additional risk factors include changes to and new interpretations of risk-based capital guidelines and reporting instructions; increased funding costs for credit due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; the use of new technologies in unprecedented ways to defraud the Bank or its customers and the organized efforts of increasingly sophisticated parties who direct their attempts to defraud the Bank or its customers through many channels; the ability to obtain the approval of the proposed transaction with The South Financial Group, Inc. by its shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.'s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please see the Risk Factors and Management section of the MD&A, starting on page 65 of the Bank's 2009 Annual Report. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward- looking statements, when making decisions with respect to the Bank and undue reliance should not be placed on the Bank's forward-looking statements. Finally, there can be no assurance that the Bank will realize the anticipated benefits related to the acquisition of the South Financial Group, Inc. Material economic assumptions underlying the forward-looking statements contained in this presentation are set out in the Bank's 2009 Annual Report under the heading "Economic Summary and Outlook", as updated in the Second Quarter 2010 Report to Shareholders; and for each of the business segments, under the headings "Business Outlook and Focus for 2010", as updated in the Second Quarter 2010 Report to Shareholders under the headings "Business Outlook". Any forward-looking statements contained in this presentation represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities laws.

Additional Information The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.'s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank,15th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001. The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank's directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.'s directors and executive officers is available in The South Financial Group, Inc.'s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.

Contents Overview of TD Bank Financial Group Treasury and Balance Sheet Management Appendix

Key Takeaways Simple Strategy, Consistent Focus Building the Better Bank Franchise Businesses Repeatable and growing earnings stream Focus on customer-driven products and services Operating a franchise dealer of the future Consistently reinvest in our competitive advantages Retail Earnings Focus Leader in customer service and convenience About 85% of adjusted earnings from retail 2,3 Strong organic growth engine Better return for risk undertaken4 Risk Discipline Robust capital and liquidity management Culture and policies aligned with risk philosophy Only take risks we understand Systematically eliminate tail risk North American Top 10 Bank in North America1 One of the few Aaa-rated banks on NYSE Leverage platform and brand for growth Strong employment brand See slide # 6. Based on Q2 2010 adjusted earnings. For the purpose of calculating contribution by each business segment, adjusted earnings from the Corporate segment is excluded. The Bank's financial results prepared in accordance with GAAP are referred to as "reported" results. The Bank also utilizes non-GAAP financial measures referred to as "adjusted" results (i.e., reported results excluding "items of note", net of income taxes) to assess each of its businesses and measure overall Bank performance. Adjusted net income, adjusted earnings per share (EPS) and related terms used in this presentation are not defined terms under GAAP and may not be comparable to similar terms used by other issuers. See p.5 of the Second Quarter 2010 Report to Shareholders (td.com/investor) for further explanation, a list of the items of note and a reconciliation of adjusted earnings to reported basis (GAAP) results. Retail includes Canadian Personal and Commercial Banking, Wealth Management, and U.S. Personal and Commercial Banking segments. Based on return on risk-weighted assets, calculated as adjusted net income available to common shareholders divided by average RWA. See slide #9 for details. See note #2 for definition of adjusted results.

TD Bank Financial Group
A Top 10 Bank in North America

TD Bank Financial Group

Q2 2010[1] (In U.S.$B)[2]	TD	Compared to: Canadian Peers[7]	Compared to: North American Peers[8]
Total Assets	$571	2nd	6th
Total North American Deposits	$402	1st	4th
Market Cap[3]	$60.7	2nd	6th
Adj. Net Income[4] (Trailing 4 Quarters)	$4.9	2nd	5th
Adj. Retail Earnings[4,5] (Trailing 4 Quarters)	$4.0	1st	2nd
Tier 1 Capital Ratio	12.0%	4th	4th
Avg. # of Full-Time Equivalent Staff	~67,500	3rd	7th
Moody's Rating[6]	Aaa	n/a	n/a

TD is top 10 in North America

1. Q2 2010 is the period from February 1 to April 30, 2010.
2. Balance sheet metrics are converted to U.S. dollars at an exchange rate of 0.9950 USD/CAD (as at April 30, 2010). Income statement metrics are converted to U.S. dollars at the average quarterly exchange rate of 0.9725 for Q2/2010, 0.9352 for Q1/10, 0.9304 for Q4/09, 0.8829 for Q/309.
3. As at May 27, 2010.
4. Based on adjusted results defined on slide #5.
5. Based on Retail defined on slide #5.
6. For long term debt, as at May 27, 2010.
7. Canadian Peers – other big 4 banks (RY, BMO, BNS and CM) adjusted on a comparable basis to exclude identified non-underlying items. Based on Q2/10 results. Canadian Banks based on Q2/10 results ended April 30, 2010.
8. North American Peers refer to Canadian Peers and U.S. Peers. U.S. Peers – including Money Center Banks (C, BAC, JPM) and Top 3 Super-Regional Banks (WFC, PNC, USB). Adjusted on a comparable basis to exclude identified non-underlying items. For U.S. Peers, based on their Q1/10 results. U.S. Banks Q1/10 results ended March 31, 2010.

6

Financial Results Strong performance through tough economic conditions Adjusted results are defined on slide #5. (C$MM)1 Q2 2010 QoQ YoY F2009 YoY Revenue $ 4,767 -5% 10% $ 17,860 22% Provision for Credit Losses 365 -29% -53% 2,480 133% Expenses 2,953 -1% -3% 12,211 29% Adjusted Net Income $ 1,234 -14% 21% $ 4,716 24% Adjusted EPS (diluted) $ 1.36 -15% 19% $ 5.35 10% Tier 1 Capital 12.0% 50bps 120bps 11.3% 150bps

Canadian P&C Global Wealth TD AMTD U.S. P&C Wholesale Q2 2010 761 111 56 245 220 Lower Risk Retail Focus1 Based on adjusted results as described on slide #5. "P&C" refers to Personal and Commercial Banking. "Global Wealth" and "TD Ameritrade" make up the Wealth Management business segment. TDBFG has a 45% reported investment interest in TD Ameritrade. Adjusted Earnings Q2 2010 C$1.2B About 85% of earnings from retail operations Canadian P&C2 Global Wealth3 TD Ameritrade3,4 U.S. P&C2 Wholesale Canadian Retail 63% U.S. Retail 21%

Strong Focus on Risk-Return Return on Risk-Weighted Assets1,2,3 TD Canadian Peers U.S. Peers East 0.0257 0.0203 0.0118 TD based on Q2/10 adjusted results, as described on slide #5. Return on risk-weighted assets is adjusted net income available to common shareholders divided by average RWA. Canadian Peers - other big 4 banks (RY, BMO, BNS, and CM) adjusted on a comparable basis to exclude identified non-underlying items. Based on Q2/10 results. U.S. Peers - including Money Center Banks (C, BAC, JPM) and Top 3 Super-Regional Banks (WFC, PNC, USB). Adjusted on a comparable basis to exclude identified non-underlying items. Based on Q1/10 results ending March 31, 2010. Better return for risk undertaken

TD Bank Financial Group: Managing through Current Environment Get across the recession valley Carefully manage capital, funding, liquidity and risk Keep our business model intact Preserve our performance, convenience and service culture Emerge with momentum on our side Continue to invest in our core growth engines Opportunities for companies with strategic positioning and financial strength to grow market share, even during tough environment Continue to manage for long-term growth Now ? ?

Strong, Consistent Dividend History 1964 1965 1966 1967 1968 1969 1970 1971 1972 1973 1974 1975 1976 1977 1978 1979 1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 0.02 0.02 0.02 0.02 0.02 0.03 0.03 0.03 0.04 0.04 0.05 0.06 0.06 0.06 0.07 0.1 0.12 0.14 0.16 0.17 0.19 0.2 0.21 0.22 0.26 0.36 0.38 0.38 0.38 0.38 0.4 0.44 0.5 0.56 0.66 0.72 0.92 1.09 1.12 1.16 1.36 1.58 1.78 2.11 2.36 2.44 $2.44 11% Annualized Growth $0.38 Growing dividends over time Dividends Per Share1 (C$) 2009 dividend per share based on dividend amounts declared for fiscal 2009. Dividend yield based on dividend per share for trailing four quarters (ending Q2 2010) dividend by average of high and low common share prices for the period. Dividend Yield 3.5%2

Simple Strategy, Consistent Focus, Superior Execution 2004 2005 2006 2007 2008 2009 Q2 2010 YTD Canadian P&C 1450 1702 1966 2253 2424 2472 1481 Wealth Management 352 432 590 762 769 597 311 U.S. P&C 0 158 255 359 806 909 472 Wholesale Banking 588 551 664 824 65 1137 592 Total 2485 2861 3376 4189 3813 4716 2664 Adjusted Earnings1 (C$MM) 5-year CAGR Adjusted Earnings: 14% Adjusted EPS: 7% Retail as % of Adj. Earnings 81% 75% 81% 80% 98% Solid growth and return across businesses See slide #5 for definition of adjusted results. See also the Canadian P&C, Wealth, U.S. P&C, Wholesale segment discussions in the Business Segment Analysis section in the 2009, 2008, 2007, 2006 and 2005 Annual Reports; and see pages 146 to 147 of the 2009 Annual Report for a reconciliation for 10 years ending FY09. 78% 84%

Key Takeaways Building the Better Bank Franchise Businesses Retail Earnings Focus Risk Discipline North American

Contents Overview of TD Bank Financial Group Treasury and Balance Sheet Management Appendix

NI 2004 2005 2006 2007 2008 2009 Q2 2010 Tier 1 Capital Ratio 0.126 0.101 0.12 0.103 0.098 0.113 0.12 Tier 1 Capital Ratio Strong capital position As at Q2 2010 (April 30, 2010). Tangible common equity is equal to the sum of Common Shares, Retained earnings, certain components of Accumulated Other Comprehensive Income (Loss), Contributed Surplus, Non-controlling Interest and Net Impact of eliminating one month lag of U.S. entities reduced by Goodwill and Intangibles (net of future tax liability) Disciplined capital management Strong capital position Organic growth in capital Well positioned for evolving regulatory environment About 75% of Tier 1 Capital in Tangible Common Equity1 2 Risk-weighted assets are about 1/3rd of total assets1

TD Credit Ratings As at April 30, 2010. Moody's: Issuer Rating, S&P: LT Foreign Issuer Credit, Fitch: LT Issuer Default Rating, DBRS: Senior Unsecured Debt. Strong credit ratings Moody's S&P Fitch DBRS Aaa AA- AA- AA Issuer Ratings1

Disciplined Risk Management: Enterprise-wide risk management policies and practices Risk measurement and quantification Scenario analysis Stress testing Integrated risk monitoring and reporting To senior management and Board of Directors Regular review, evaluation, and approval of risk policies Executive Committees Risk Committee of the Board

Robust Liquidity Management Global liquidity risk management policy Low reliance on wholesale funding Incorporate off-balance sheet exposures into liquidity plan Monitors global funding market conditions and potential impacts to our funding access on a daily basis Match terms of assets and liabilities Do not engage in liquidity carry trade Transfer price all costs to businesses Build liquidity costs into product pricing Risk Committee of the Board reviews and approves all asset/liability management market risk policies Receives reports on compliance with risk limits Conservative liquidity policies

Personal Non-Term Deposits Personal Term Deposits Commercial Deposits Common Equity Securitization Non-Common Capital Medium Term Notes & Subordinated Debt Deposits Carried at Fair Value Other Wholesale Deposits Liabilities 0.29 0.13 0.19 0.06 0.09 0.01 0.05 0.06 0.12 Attractive Balance Sheet Composition Funding Mix1 As of April 30, 2010. Excludes liabilities which do not create funding which are: acceptances, trading derivatives, and other liabilities. Canadian GAAP describes these as 'deposits designated as trading'. Average for 6 months ended April 30, 2010 2 Personal and commercial deposits are our primary source of funds 61% Securities Residential Mortgages Deposits with Banks Personal Loans Credit Cards Business and Government Loans Other Earning Assests 0.33 0.14 0.05 0.2 0.02 0.17 0.09 Earning Asset Mix3

Funding Strategy Large base of stable retail and commercial deposits Limits on amount of deposits we can hold from any one depositor Large user of securitization program, primarily via Canada Mortgage Bond (CMB) Minimal reliance on wholesale funding historically Wholesale funding diversified geographically, by currency and by distribution network Limit amount of wholesale funding that can mature in a given time period TD continues to grow Expand and diversify funding sources

Key Takeaways Strong capital base Excellent credit ratings Proactive and disciplined risk management Attractive balance sheet composition Diverse funding strategy to support growth plans

Contents Overview of TD Bank Financial Group Treasury and Balance Sheet Management Appendix

Canadian Personal and Commercial Banking Overview Key Businesses Canadian Banking Personal Banking Retail operations provide a full range of financial products and services Over 11 million personal and small business customers More than 1,100 branches across Canada More than 2,700 automated teller machines Multiple channels: telephone, internet Commercial Banking Serves the need of medium-sized Canadian businesses Provides broad range of products and services to meet their financing, investment, cash management, international trade, and day-to-day banking needs Global Insurance Offers broad range of insurance products, including: Home and automobile coverage, life and health insurance in Canada and the U.S. Business property and casualty business in the U.S. Credit protection coverage on TD Canada Trust lending products Total Deposits based on total of average personal and business deposits during Q2 2010. Total Loans based on total of average personal and business loans during Q2 2010. For trailing four quarters ending Q2 2010. See slide #5 for definition of adjusted results. Average number of full-time equivalent staff during Q2 2010. As at Q2 2010 In C$ Total Assets $189B Total Deposits1 $183B Total Loans2 $180B Adjusted Earnings3 $2,780MM Employees4 33,700+

Canadian Personal and Commercial Banking
Key Messages

TD Bank Financial Group

- **Lead in customer service and convenience**
  - ☐ Rated #1 by J.D. Power[1] and Synovate[2], year after year
  - ☐ More than 50% longer branch hours than peers[3]
- **Integrated product offerings**
  - ☐ #1 or #2 market share in most retail products[4]
  - ☐ Client referrals and product offerings from across TDBFG family
- **Relentless focus on operational excellence**
  - ☐ Best-in-class operational efficiency
  - ☐ Customer experience embedded in process and technology
  - ☐ Discipline approach, grow revenues faster than expenses
- **Consistently reinvesting for the long-term**
  - ☐ Opening new branches
  - ☐ Growing underrepresented businesses: business banking, insurance, credit card, province of Quebec

Robust retail banking foundation in Canada

1. Highest in customer satisfaction – J.D. Power and Associates survey in 2006, 2007, 2008, and 2009.
2. Rated #1 among Canada's five major banks for "Overall quality of customer service" by independent market research firm Synovate for 2005, 2006, 2007, 2008, and 2009.
3. As at Q2 2010. Canadian Peers – other big 4 banks (RY, BNS, BMO and CM).
4. Source: Canadian Banking Association (Canada); Starfish, as at March 31, 2010.

24

Canadian Personal and Commercial Banking Performance 2004 2005 2006 2007 2008 2009 Q2 2010 YTD Canadian P&C 1450 1702 1966 2253 2424 2472 1481 Earnings ($MM) See slide #5 for definition of adjusted results. 5-year CAGR is calculated based on compound annual growth from 2004 to 2009. Also see the Canadian P&C segment discussion in the Business Segment Analysis section in the 2009, 2008, 2007, and 2006 Annual Reports, and see starting on page 5 of the Second Quarter 2010 Report to Shareholders Report for an explanation of how the Bank reports and a reconciliation of the Bank's non-GAAP measures to reported basis (GAAP) results for FY07-FY09 and see pages 146 to 147 of the 2009 Annual Report for a reconciliation for 10 years ending FY09. 5-year CAGR 11%1

Wealth Management Overview Key Businesses Online Brokerage Canada U.S. - 45% reported equity investment in TD Ameritrade Europe U.K., Ireland Luxembourg: Internaxx Advice-Based Businesses Canada Financial Planning Private Investment Advice Full service brokerage Private Client Group Private banking, trust, discretionary asset management U.S. Private Client Services Asset Management Canada Retail mutual funds Institutional asset management As at Q2 2010 In C$ AUA1 $214B AUM2 $175B Adjusted Earnings3 $630MM Employees4 7,100+ Assets under administration as at the end of Q2 2010. Assets under management as at the end of Q2 2010. For trailing four quarters ending Q2 2010. See slide #5 for definition of adjusted results. Average number of full-time equivalent staff during Q2 2010.

Wealth Management
Key Messages

TD Bank Financial Group

- **Leading market positions**
  - #1 online brokerage in Canada[1]
  - #1 in long-term mutual fund sales in Canada[2]
  - #1 execution-only brokerage in the U.K.[3]
- **Integrated wealth organization**
  - Financial Planners based in retail bank branches
  - Client referrals from TDBFG retail businesses and between wealth management businesses
- **Continue focused investment for the future**
  - Strategically investing in technology and growing diversified product offerings
  - Growing advice businesses, adding client-facing advisors
- **Strategically and financially attractive investment in TD Ameritrade**
  - #1 in online trades per day in the U.S.[4]
  - Strong momentum with asset gathering strategy
  - Opportunities for customer referral and growth through partnership with TDBFG businesses

Industry-leading wealth management platform

1. Market share is based on Investor Economics, as of December 31, 2009.
2. Source: Investment Funds Institute of Canada, as of October 2009.
3. Source: ComPeer Ltd, based on volume of trade, January 2010.
4. #1 in online equity trades per day and options trades per day in the U.S. Ranking based on market share, from last 12 months of publicly available reports for E*Trade, Charles Schwab, and optionsXpress.

27

Wealth Management Performance 2004 2005 2006 2007 2008 2009 Q2 2010 YTD Canadian Wealth Management 267 324 410 501 480 345 212 U.S. Wealth Management 85 108 180 261 289 252 99 Total 352 432 590 762 769 597 311 Earnings ($MM) Global Wealth Management Investment in TD Ameritrade2 See slide #5 for definition of adjusted results. 5-year CAGR is calculated based on compound annual growth from 2004 to 2009. Also see the Wealth segment discussion in the Business Segment Analysis section in the 2009, 2008, 2007, and 2006 Annual Reports, and see starting on p.5 of the Second Quarter 2010 Report to Shareholders for an explanation of how the Bank reports and a reconciliation of the Bank's non-GAAP measures to reported basis (GAAP) results for FY07- FY09 and see pages 146 to 147 of the 2009 Annual Report for a reconciliation for 10 years ending FY09. Investment in TD Ameritrade consists of the Bank's reported investment in TD Ameritrade from Q2/06 to current, and TD Waterhouse U.S.A. in prior quarters. 5-year CAGR 11%1

U.S. Personal and Commercial Banking
Overview

TD Bank Financial Group

Key Businesses

- **Personal Banking**
  - Over 1,100 stores
  - More than 2,700 ATMs
  - 24/7 live customer support
  - More than 6.5 million customers
- **Commercial Banking**
  - Offers a broad range of products and services to meet customers' financing, investment, cash management, international trade, and day-to-day banking needs

TD Bank
America's Most Convenient Bank®

As at Q2 2010	In C$
Total Assets	$162B
Total Deposits[1]	$128B
Total Loans[2]	$55B
Adjusted Earnings[3]	$925MM
Employees[4]	19,300+

1. Total Deposits based on total of average personal, business deposits and TD Ameritrade Insured Deposit Account (IDAs) during Q2 2010..
2. Total Loans based on total of average personal and business loans during Q2 2010.
3. For trailing four quarters ending Q2 2010. See slide #5 for definition of adjusted results.
4. Average number of full-time equivalent staff during Q2 2010.

The results of Riverside National Bank of Florida ("Riverside"), First Federal Bank of North Florida ("First Federal") and AmericanFirst Bank ("AmericanFirst") from the acquisition date of April 16, 2010 to April 30, 2010 have been consolidated with the Bank's results for the three and six months ended April 30, 2010.

29

U.S. Personal and Commercial Banking Key Messages Lead in customer service and convenience Rated "Highest in Customer Satisfaction" with Small Business Banking three years in a row1 Unique positioning and culture that is difficult for others to replicate Significant scale and enviable footprint Operating in 5 of the top 10 Metropolitan Statistical Areas in the U.S. Northeast, Mid- Atlantic, and Florida Acquired the retail stores of Riverside National Bank of Florida, First Federal Bank of North Florida and AmericanFirst Bank with assistance of FDIC in April 2010 Announced acquisition of The South Financial Group, Inc. in May 2010 (expected closing in July or August 2010, subject to regulatory and South Financial Group shareholder approvals) Disciplined credit culture In-footprint lending Conservative products Distribution through proprietary channels, not brokers Continued organic growth and de novo expansion Opening new stores Strong balance sheet supports opportunities to take share Significant cross-sell opportunities: wealth management, insurance, corporate banking, TD Ameritrade Rated #1 in "Highest Customer Satisfaction" in the U.S. Mid-Atlantic region by J.D. Power and Associates in 2006, 2007, 2008, and 2009; also ranked #1 in "Small Business Owner Satisfaction" by J.D. Power and Associates in 2007, 2008, and 2009. Well-positioned for future growth

U.S. Personal and Commercial Banking Performance 2005 2006 2007 2008 2009 Q2 2010 YTD USD 158 255 359 806 909 472 Total 158 255 359 806 909 472 Adjusted Earnings1 (C$MM) See slide #5 for definition of adjusted results. 4-year CAGR is calculated based on compound annual growth from 2005 to 2009. Also see the U.S. P&C segment discussion in the Business Segment Analysis section in the 2009, 2008, 2007, and 2006 Annual Reports and see pages 146 to 147 of the 2009 Annual Report for a reconciliation for 10 years ending FY09. The results of Riverside National Bank of Florida ("Riverside"), First Federal Bank of North Florida ("First Federal") and AmericanFirst Bank ("AmericanFirst") from the acquisition date of April 16, 2010 to April 30, 2010 have been consolidated with the Bank's results for the three and six months ended April 30, 2010. US$ C$ $130 $224 $328 $794 $457 4-year CAGR 55%1 Milestones Purchased 51% interest in Banknorth Privatized TD Banknorth Acquired Commerce Bancorp $781 2

Wholesale Banking Overview Key Businesses Investment Banking Advisory, underwriting, and corporate lending Equities Trading, facilitation, execution services, and research Rates and Foreign Exchange Trading, facilitation, execution services, trade finance, and cash management services As at Q2 2010 In C$ Risk Weighted Assets $32B Adjusted Earnings1 $1,291MM Employees2 3,100+ For trailing four quarters ending Q2 2010. See slide #5 for definition of adjusted results. Average number of full-time equivalent staff during Q2 2010.

Wholesale Banking Key Messages Focus on client-driven franchise businesses Presence in key global financial centres Strategic decisions before financial crisis to reduce corporate lending risk profile and exit global structured products Leveraging strength of TD brand and partners to grow U.S. fixed income and global foreign exchange businesses Integrated North American dealer Broaden and deepen customer relationships Build on position as top 3 dealer in Canada1 Solid returns without going out the risk curve Strategic use of capital and risk management #3 in government debt underwriting, for January to April 2010. Source: Bloomberg; #2 in corporate debt underwriting, for January to April 2010. Source: Bloomberg (excl. own deals); #1 in M&A advisory, for May 2009 to April 2010. Based on announced transactions by CDN Banks. Source: Thomson Financial; #4 in equity underwriting, for January to April 2010. Source: Thomson Financial; #1 in equity block trading, for January to April 2010. Source: Starquote. A lower risk wholesale franchise

Wholesale Banking Performance 2004 2005 2006 2007 2008 2009 Q2 2010 YTD Wholesale 588 551 664 824 65 1137 592 Security Gains Total 588 551 664 824 65 1137 592 Adjusted Earnings1 ($MM) See slide #5 for definition of adjusted results. Also see the Wholesale segment discussion in the Business Segment Analysis section in the 2009, 2008, 2007, and 2006 Annual Reports, and see starting on p.5 of the Second Quarter 2010 Report to Shareholders for an explanation of how the Bank reports and a reconciliation of the Bank's non-GAAP measures to reported basis (GAAP) results for FY07-FY09 and see pages 146 to 147 of the 2009 Annual Report for a reconciliation for 10 years ending FY09. Return on Invested Capital is adjusted net income available to common shareholders divided by average invested capital. Invested capital is common shareholders' equity plus the cumulative after-tax amount of purchased intangible assets amortized as of the reporting date. ROIC for Q2 2010 is just for the quarter, not year-to-date. 25% 22% 28% 30% 2% ROIC2 29% 30%

Canadian Economy - Highlights One of the 10 most competitive economies1 Soundest banking system in the world1 Canadian economy outperformed over last decade Average annual real GDP growth of 2.7% from 1997 to 2009 Canadian economy beginning to show signs of recovery Strong Canadian housing market Cyclical pressure on Canadian real estate due to the financial crisis, not structural Canadian market improving since the second half of 2009 Unemployment rate remained below prior recessionary peaks Strongest fiscal position among G-7 industrialized countries Lowest projected deficits Lowest overall debt level Source: TD Economics. 1. The World Economic Forum: Global Competitiveness Report 2009-2010.

Solid Financial System in Canada Strong retail and commercial banks Conservative lending standards All major wholesale dealers owned by Canadian banks, with stable retail earnings base to absorb any wholesale write-offs Responsive government and central bank Proactive policies and programs to ensure adequate liquidity in the system Updated mortgage rules moderate the market and protect consumers Judicious regulatory system Principles-based regime, rather than rules-based One single regulator for all major banks Conservative capital rules, requirements above world standards Capital requirements based on risk-weighted assets The world's soundest banking system1 1. Source: World Economic Forum: Global Competitiveness Report for 2009-2010.

Significant Differences in the Canadian and U.S. Mortgage Market

TD Bank Financial Group

	Canada	U.S.
Type	■ 2% of the mortgage credit outstanding estimated to be non-conventional mortgages ■ Mortgage insurance mandatory if LTV over 80%. ■ Insurance premium levied on total mortgage amount covering the entire amortization	■ 10% of mortgage credit outstanding estimated to be sub prime ■ Primary mortgage insurance generally required covering LTV down to a specific percentage on mortgages with LTV over 80%
Term	■ Terms of 5 years or less most common, renewable at maturity ■ Amortization up to 40 years (market has now moved back to 35 years)	■ 30 year term most common with matching amortization ■ Amortization up to 50 years
Features	■ Fixed or variable interest rate option ■ For variable rates or terms of 5 years or less, under new rules implemented in April 2010, the borrower is qualified using the 5-Year posted fixed rate	■ Fixed or variable interest rate option ■ Mortgages outstanding include earlier exotic mortgages (interest only, adjustable rate mortgages where borrowers qualified using discounted teaser rates) ■ High percentage of borrowers subject to payment shock when teaser rate period expires ■ Underwriting standards have since been tightened
Fees and Prepayment Penalties	■ Minimal up front fees ■ Prepayment charges on closed mortgages for prepayment in excess of allowable limits (10% to 20% per year)	■ Up front fees common and could include application fees, underwriting fees, appraisal fee, lender document preparation fee, lender or funding fee, broker fees ■ Typically no prepayment charges
Taxation	■ Mortgage interest is not tax deductable, therefore higher tendency to pay off mortgage faster (DBRS)	■ Mortgage interest is tax deductable, creating an incentive to borrow up to maximum limit
Sales Channel	■ External Broker channel originates up to 30%	■ External Broker channel originated up to 70% at peak, now less than 30%

Source: DBRS "Comments on the Mortgage Markets in Canada and the United States" Sept 2007, Federal Trade Commission, TD data

37

Canadian Economy Strengths Canadian economy outperformed over last decade 1. Source: National Statistical Agencies/ Haver Analytics. Seasonally adjusted, chained figures used 2. Source: Statistics Canada. Seasonally adjusted annual rate, millions of chained 2002 Canadian dollars (figure is expressed in real terms, base year is 2002), Forecast by TD Economics as at March 2010. Average Annual Real GDP1 Growth, 1997 - 2009 Canada U.S. UK Euro-area Japan GDP 0.0269 0.0251 0.0214 0.0169 0.0052 Forecast Canadian Real GDP Growth2 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 GDP Growth 4.71 3.79 3.55 4.36 4.65 5.6 5.93 5.93 5.72 5.68 5.5 4.07 3.11 2.1 0.69 1.28 2.08 2.53 3.6 3.49 2.69 1.96 1.37 1.52 1.78 3.12 3.9 3.68 3.32 2.85 2.8 3.11 3.88 3.24 2.31 1.9 1.45 2.17 2.63 2.54 1.71 0.87 0.4 -0.88 -2.51 -3.18 -3.05 -1.1 2.21 3.97 4.52 3.87 Canadian economy out of recession and global economic recovery will spur demand for commodities from emerging markets

Canadian Economy Near Term Slowdown Commodity prices have corrected from record high levels, but have most likely bottomed out Credit to households falling in U.S. but still growing in Canada, albeit at a slower pace TD Commodity Price Index1 Chart 5 - Commodity Prices 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 TDCI 86.96 85.14 80.45 76.72 75.5 86.32 95.84 99.76 108.34 118.92 130.15 152.2 147.08 124.62 102.71 88.78 92.88 107.58 107.94 120.76 150.36 138.56 133.88 140.55 156.42 166.93 167.62 182.26 186.78 197.25 238.82 264.62 224.82 228.95 228.92 226.35 235.43 257.36 244.6 271.35 305.59 363.97 325.96 205.27 163.71 175.3 184.51 212.33 229.4036277 217.6453565 215.3161685 223.6590031 TDCI ex.Energy 91.08 89.09 86.15 83.31 83.72 85.82 89.11 91.36 95.68 93.83 92.02 90.5 89.93 91.35 84.58 79.31 82.18 82.45 83.49 84.72 87.52 89.32 93.6 101.27 110.04 114.12 116.18 116.21 121.68 123.16 121.48 126.58 138.47 156.7 166.3 174.01 185.57 206.45 184.98 182.79 197.02 192.03 177.81 136.62 129.19 133.67 144.13 155.72 165.7350044 173.5014399 170.8935476 168.7550551 Forecast Overall TDCI TDCI Ex. Energy 1970 1971 1972 1973 1974 1975 1976 1977 1978 1979 1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 Canada: Household Credit (SA, Mil.C$) 11.88456863 10.32505793 9.435508657 8.883129123 9.45155817 10.55290856 12.26245085 14.42499345 16.05067696 17.88397238 18.88987335 19.29546902 20.23775202 20.88958468 21.36387946 21.40610268 21.23452449 21.42465378 20.59686182 18.94037277 17.48228236 15.65191752 15.93374667 17.24920983 17.80441407 18.32892139 18.2650077 18.16376315 18.92478957 19.25395508 19.91410459 19.40593564 18.64135224 18.06970942 17.02743175 17.02572808 16.65023633 16.43762026 16.5035788 15.41932923 13.99927066 12.24729469 9.507330187 9.093659573 9.158440978 8.980893306 8.757561929 5.563259259 3.153534498 1.259708971 -1.207619988 -0.991366244 -0.085001612 1.449007095 4.431190493 6.412809289 7.711037496 8.09724707 7.498727702 6.890150595 6.928338728 6.790832479 8.057222974 10.3635838 11.46076001 11.92578143 13.13176135 12.80369712 12.94387734 14.97032697 15.95246252 16.68706017 16.85971045 17.36202963 16.91334941 16.40357246 15.97144531 14.60288247 13.69282043 13.96793953 14.83853186 14.33575117 12.50230862 10.08985614 7.290133284 6.11699822 6.167744399 6.358428221 6.454294894 6.580964358 6.3426308 6.343761653 6.341579161 6.127161158 6.149558119 6.14298059 6.496445982 6.894679652 7.039113887 U.S. Household Credit 6.195708569 5.12950762 4.892229436 4.504792099 5.813677876 7.32529936 8.781600411 10.17187868 10.55171168 11.41342866 11.90770972 12.64416229 13.43351473 13.57953318 13.09688732 12.21827433 10.92306627 9.830302497 8.672628531 6.969750753 5.763653244 4.632698781 5.534317149 7.256004408 9.048987772 10.75990302 11.47303937 12.32013076 12.83852326 14.76122344 16.08227336 16.98235539 17.27311984 17.36167965 17.39356796 17.43057923 17.64558314 16.77687003 16.18980657 15.04183384 13.63923816 10.24862535 8.790430352 8.276577062 7.821757699 9.294006022 8.564500394 7.375884694 6.997175137 6.049906251 4.373766145 4.535258677 4.888216873 6.202683983 9.450335791 11.45980325 13.02123751 14.22615652 13.85656362 13.41290886 13.7487943 13.10766643 13.63467329 13.9616238 12.54565381 12.87067259 13.06996024 12.10840961 11.81561512 11.8313934 10.70654465 10.82249033 11.29399511 10.82048658 10.79338791 10.61480808 10.80805157 10.11586477 10.67648203 10.68132972 9.510439451 9.114638558 7.486335087 6.095547928 5.681199275 5.187281599 3.866065192 4.29655697 4.511842741 3.761831645 5.030824466 4.922048432 4.203548853 5.108954374 5.381799003 5.822699856 6.844363681 7.151195743 7.396852411 Household Credit, Year-over-year % change2 Canada U.S. 1. Source: TD Economics; Index of 18 Canadian resources commodity prices in USD; Last actual 2009 Q4; Forecast as at May 2010. 2. Sources: Federal Reserve & Bank of Canada; U.S. household credit is the sum of consumer credit and 1-4 family residential mortgage credit outstanding.

Canadian Economy Long Term Support Unemployment rate has peaked and will remain below prior recessionary peaks 1. Source: Statistics Canada. Forecast by TD Economics as at March 2010 2. Source: National statistical agencies and governments; forecasts by the Dept. of Finance, HM Treasury, and the OMB. Canadian Unemployment1 1970 1971 1972 1973 1974 1975 1976 1977 1978 1979 1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 Chart 6 - Unemployment Rate 4.9 5.8 6.2 6.1 6.2 6.3 6.1 6.1 6 6.1 6.4 6.5 5.9 5.4 5.4 5.5 5.2 5.2 5.3 5.7 6.7 6.8 7 7.1 6.9 6.9 7.2 7.4 7.7 7.9 8.2 8.4 8.4 8.5 8.5 8.2 8 7.6 7.1 7.2 7.6 7.7 7.5 7.2 7.4 7.2 7.5 8.4 8.9 10.4 12.2 12.9 12.6 12.5 11.8 11.2 11.3 11.5 11.4 11.3 10.9 10.8 10.5 10.4 10 9.7 9.6 9.5 9.5 9 8.6 8.1 7.9 7.7 7.9 7.6 7.5 7.7 7.4 7.5 7.6 7.6 8.1 9.2 10.1 10.3 10.4 10.4 10.6 11 11.5 11.7 11.1 11.6 11.5 11.3 11 10.7 10.1 Forecast Federal Finances2 Canada 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 Canada 0.57 0.75 0.11 0.96 0.95 0.62 -0.4 -3.5 -3.1 -1.6 -1 -0.5 -0.1 U.S. -0.65 -1.67 -1.64 -1.39 -0.52 -0.56 -3.2 -9.9 -10.6 -8.3 -5.1 -4.2 -3.9 UK -1.5 -3.4 -3.6 -2.6 -1.9 -1.2 -3.1 -6.7 -6.4 -4.9 -3.9 -3.2 Forecast U.S. U.K. Government finances in sound shape relative to other countries, and fiscal stimulus will provide boost to economy

Investor Relations Contacts Phone: 416-308-9030 or 1-866-486-4826 Email: tdir@td.com Website: www.td.com/investor Best Investor Relations by Sector: Financial Services Best Retail Investor Communications

Building the better bank every day Bank Financial Group

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF THE TORONTO-DOMINION BANK ON JUNE 17, 2010.
1. TD cooks up burger joint plan for new U.S. outlets The Globe and Mail
Toronto-Dominion Bank (TD-T73.21-0.27-0.37%) has a plan to keep costs in check as it expands across the eastern United States — by turning old burger joints and chicken outlets into bank branches. (Bharat Masrani,Group Head, U.S. Personal and Commercial Banking, TD quoted) See full story
2. TD Bank sees $1.6 bln profit from US unit in 3 yrs Reuters (also in The National Post)
Toronto-Dominion Bank (TD.TO) is targeting $1.6 billion in annual earnings from its U.S. retail bank in three years, more than double last year’s levels, it said in an investor presentation on Wednesday. (TD mentioned) See full story
3. Flaherty says financial reform should focus on capital and leverage Reuters
The focus of the financial sector reform push by the Group of 20 wealthy and emerging countries should be on bank capital and leverage standards, Canadian Finance Minister Jim Flaherty said on Wednesday. See full story
4. Canadian banks still at risk in a global downturn The National Post
Despite their recent stellar performance, Canada’s banks could face serious challenges that will affect their results if the global economy deteriorates See full story
5. Taxman may forgive TFSA rule breakers The Globe and Mail
The Canada Revenue Agency is quietly willing to consider providing relief for people who accidentally contributed too much to their Tax-Free Savings Accounts and now face penalties that could amount to hundreds of dollars. (Kelly Hechler, Corporate and Public Affairs, TD quoted) See full story
6. 81-406 : la mise en oeuvre commence [81-406: Implementation begins] Finance et Investissement
Les Autorités canadiennes en valeurs mobilières (ACVM) ont annoncé jeudi comment elles planifiaient de mettre en place le nouveau régime d’information au moment de la souscription de fonds. [The Canadian Securities Administrators (CSA) announced on Thursday how they planned to implement the new disclosure regime when subscribing to funds.] See full story
7. Rate hike not a given: Carney; Home sales slump The National Post
Bay Street economists are betting the Bank of Canada will raise interest rates again in July even though the central bank governor reinforced yesterday that more hikes are no sure bet as government austerity threatens global growth. (Eric Lascelles, Chief Economist and Rates Strategist, TD Securities quoted) In a speech in Charlottetown, Mark Carney said &... See full story
8. Morgan Stanley ramps up e-trading The Globe and Mail (Streetwise)
See full story
9. UK to restructure financial services regulation Investment Executive
The UK’s new chancellor of the exchequer, George Osborne, announced plans to abolish the Financial Services Authority, and restructure regulation in response to the financial crisis. See full story
10. End Is Seen to Free Checking The Wall Street Journal
Bank of America Corp. and other banks are preparing new fees on basic banking services as they try to replace revenue lost to regulatory rules, in a push that is expected to spell an end to free checking accounts for many Americans. See full story
11. Steadyhand championne des familles de fonds communs [Steadyhand is champion family of mutual funds] La Presse
Les familles de fonds communs de placement les mieux gérées au Canada sont des secrets bien gardés. C’est ce qui ressort d’un nouveau palmarès dévoilé aujourd’hui par Morningstar Canada qui a scruté 27 familles de fonds, pour leur attribuer une «note de gérance». [The best managened families of mutual funds in Canada are well-kept secrets. This is the case according to a new ranking released today by Morningstar Canada, who had scrutinized over 27 families of funds in order to give them a “Stewardship award”] (TD mentioned) See full story
12. Ex-clients back trader in appeal to set up one-man firm The Chronicle-Herald (Halifax)
Former investment clients came to praise Frederick Thomas Saturley, not bury him, at a hearing Wednesday appealing a Nova Scotia Securities Commission decision preventing him from setting up a wealth management business. (TD mentioned) See full story
13. Seniors and Stocks The Globe and Mail
Why not just put all your money in GICs? Patricia Lovett-Reid explains in this Let’s Talk Investing video (Patricia Lovett-Reid, SVP, TD Waterhouse interviewed) See full story
Looking for TD’s view on articles about the bank or the financial industry? Visit TD News & Views for background on some stories of the moment that may come up in your discussions with customers, colleagues and friends.
Vous cherchez des opinions et des articles de la TD au sujet du secteur bancaire ou financier? Visitez Nouvelles et Opinions de la TD pour y trouver de l’information sur certains sujets d’actualité qui peuvent être évoqués dans vos discussions avec des clients, des collègues et des amis.
Full Stories
1. TD cooks up burger joint plan for new U.S. outlets
The Globe and Mail
06/17/2010
GRANT ROBERTSON
Toronto-Dominion Bank (TD-T73.21-0.27-0.37%) has a plan to keep costs in check as it expands across the eastern United States — by turning old burger joints and chicken outlets into bank branches.
Embarking on a major push south of the border, TD told analysts Wednesday it is looking to more than double U.S. profits to $1.6-billion (U.S.) over the next three years. During that time, Canada’s second-largest bank will also open 200 new U.S. branches.
Rather than build from scratch, though, TD is looking to renovate, since fast food restaurants come with a few key ingredients the bank finds attractive.
“The parking is there, the access is there, [and] most of these fast food restaurants already have a drive-through, so it’s a perfect fit for us,” said Fred Graziano, head of TD’s retail banking division.
The plan is “us thinking a little bit outside the box,” he told an investor presentation in New York.
TD is betting big on the U.S., where it has expanded aggressively in the past several years, amassing a network of nearly 1,200 branches in 15 states, roughly the same number it has in Canada.
The bank told analysts that it plans to boost profit from its U.S. operations through acquisitions, new branch expansion and fewer loan losses. Most of its new branches will come in key markets such as Florida and New

England, where TD has a significant presence.
Boosting its U.S. profit to $1.6-billion would be a significant jump from the $781-million profit the U.S. operations reported on Oct. 31, at the end of the last fiscal year.
However, Bharat Masrani, TD’s head of U.S. consumer banking, said the bank expects to benefit from an improving economy and lower loan losses in the years ahead. Loan losses are projected to return to more normal levels of about $300-million as customers are better able to keep up with payments.
“We are extremely well-positioned along the Eastern Seaboard, and have a strong platform from which to accelerate our growth,” Mr. Masrani told analysts.
TD’s retail footprint covers much of the coast from Maine to Florida. In May, the bank bought South Financial Group Inc. for about $192-million in cash and stock, giving it branches in Florida and the Carolinas.
In April, it acquired three Florida banks placed in receivership by U.S. regulators. The purchase of Riverside National Bank of Florida, First Federal Bank of North Florida and AmericanFirst Bank, gave TD 69 new U.S. branches, and a platform from which it hopes to build.
Prior to the deals, TD had about 30 locations in Florida, which the bank told analysts is among the most deposit-rich states in the U.S., and one of the wealthiest. Florida is the latest frontier in TD’s $15-billion string of U.S. acquisitions over the past five years that has seen it expand branches from Boston to New York.
The struggling banks TD bought in Florida were purchased through deals struck with the U.S. Federal Deposit Insurance Corp. Under the deal, the bank paid face value for the assets, but the FDIC agreed to pick up at least half of the losses from future failed loans, if they occur.
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2. TD Bank sees $1.6 bln profit from US unit in 3 yrs
Reuters (also in The National Post)
06/17/2010
CAMERON FRENCH
Toronto-Dominion Bank (TD.TO) is targeting $1.6 billion in annual earnings from its U.S. retail bank in three years, more than double last year’s levels, it said in an investor presentation on Wednesday.
According to figures on the bank’s website to be used in a presentation in New York, the profit growth will be driven by acquisitions, organic growth and lower loan losses.
Adjusted earnings from TD Bank’s U.S. unit, totaled $781 million in 2009.
TD, Canada’s No. 2 bank, entered the U.S. sector in 2005, when it bought 51 percent of east coast banker Banknorth. TD has since made more acquisitions and has more than 1,200 branches in 15 eastern states.
TD’s shares were down 10 Canadian cents at C$73.38 on Wednesday on the Toronto Stock Exchange.
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3. Flaherty says financial reform should focus on capital and leverage
Reuters
06/17/2010
The focus of the financial sector reform push by the Group of 20 wealthy and emerging countries should be on bank capital and leverage standards, Canadian Finance Minister Jim Flaherty said on Wednesday.
“The fundamental point on financial sector reform is getting standards right on quality and quantity of capital and caps on leverage. And we’ve been working hard on that subject as a group aiming toward that common goal,” he said.
“That’s the key, because this crisis arose out of excessive risk-taking, so we need to address that big issue. That’s the main issue, we shouldn’t be distracted by side issues,” he told reporters in Ottawa.
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4. Canadian banks still at risk in a global downturn
The National Post
06/17/2010
JOHN GREENWOOD
Despite their recent stellar performance, Canada’s banks could face serious challenges that will affect their results if the global economy deteriorates.
While global growth will most likely stay on track in coming months, investors should be aware that “downside risk could be meaningful” if concerns around European sovereign debt and other issues fail to get resolved, said Murray Leith, an analyst at Odlum Brown Ltd.
In a note to clients Mr. Leith said Canadian bank stocks have enjoyed a remarkable recovery with the S&P/TSX Diversified Bank Index more than doubling since the dark days of the financial crisis last year.
But the banks are now fully priced, especially compared to their global peers.
“Given the premium level of valuation, there is not a lot of room for error,” he said.
Mr. Leith continues to rate the stocks as a “Buy” but he said he has “modestly” lowered his price targets based on the assumption that global economic growth will slow somewhat in coming quarters but will not fall off track.
In the wake of the crisis both the banks themselves and their regulators have taken credit for the relatively small losses experienced by the sector, but according to Mr. Leith, luck also played a role, as the Canadian economy was helped significantly by resurgent commodity prices in the immediate aftermath of the meltdown.
He said the banks now face several major risks that could come into play if the economic picture turns negative, including high consumer debt levels, the potential for a correction in an already frothy housing market, and the possibility of economic troubles in China.
“While we do not foresee imminent danger from any of these four factors, they are risks that could potentially undermine bank share prices at some point in the future,” he said.
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5. Taxman may forgive TFSA rule breakers
The Globe and Mail
06/17/2010
ROB CARRICK
The Canada Revenue Agency is quietly willing to consider providing relief for people who accidentally contributed too much to their Tax-Free Savings Accounts and now face penalties that could amount to hundreds of dollars.
Just over 70,000 people have received CRA notices telling them they owe penalty taxes because of overcontributions to their TFSAs. In large part, these cases involve simple misunderstandings of the limits on how much can be contributed to a plan each year.
Rule One: The most you can put in a TFSA annually is $5,000.
Rule Two: In any calendar year, this limit applies even if you take money out of your account. Oblivious to these points, many people shunted money in and out of their TFSAs like they were savings accounts.
For example, someone might have put $5,000 in a TFSA early in 2009, taken out $4,000 at some point, then replaced it within a month or two rather than doing the right thing and waiting until the next year. The $4,000 repayment is considered an overcontribution in this case, and it’s subject to a penalty of 1 per cent a month.
That’s the letter of the law, anyway. In practice, CRA is saying that relief may be available for people who mistakenly overcontributed to a TFSA.
“Because we are reviewing each and every [situation] on a case-by-case basis, it’s correct to say that relief may be provided,” CRA spokeswoman Caitlin Workman said Wednesday. “Each case will be looked at with the facts at hand, so I’m a little wary of issuing a blanket statement. If it was truly an error — that’s what we tend to look at.”
People also got themselves into difficulties with CRA by withdrawing money from a tax-free account and then putting it in a TFSA at another financial institution. It’s perfectly fine to do what’s called a “direct transfer” of a TFSA from one firm to another, just as people commonly do with registered retirement savings plans. The problem lies in first withdrawing cash from a TFSA and then moving it to a new account in the same year.
The TFSA overcontribution mix-up is ironic when you consider that these accounts are so often described as being both simple and flexible. In the federal budget announcing the debut of these plans on Jan. 1, 2009, TFSAs were described as offering “full flexibility to withdraw and recontribute.” Elsewhere, the budget documents said the TFSA “will also provide seniors with a savings vehicle to meet any ongoing savings needs.”
Thousands hit with TFSA tax penalties. More than 70,000 Canadians misunderstood rules, contributed more than allowed. The big banks also have a role in the confusion, given that they held about 75 per cent of the $15.8-billion in TFSA assets at the end of last year. How is that tens of thousands of bank clients were breaking the overcontribution rules?
“As a new type of registered plan that is still in its early days, there’s clearly been some confusion about the rules, which is regrettable ... ,” Kelly Hechler, a spokeswoman for Toronto-Dominion Bank said in an e-mail. “Although we informed and tested sales staff on the rules, including overcontribution, clearly all parties could have done a better job of explaining the rules in promoting this valuable tax savings vehicle.”
Ms. Hechler said that for customers who mistakenly overcontributed to their TFSAs, TD is explaining how to apply for taxpayer relief. The bank is also taking steps to make sure that customers are aware of contribution rules in future.
Royal Bank of Canada said it has encouraged clients to consider the TFSA as an investment account for short- and long-term goals, not as a savings account.
“Our internal and external communications materials have been clear about the withdrawal rules and TFSA contribution room,” the bank said in an e-mailed statement.
TFSA confusion leads to costly penalties for 70,000
Investors who miss the fine print on tax-free savings accounts can easily end up with an over-contribution
TFSA overcontribution penalties must be paid by June 30 or further charges will apply. If you’re fighting a formal assessment saying you must pay a penalty, try an RC4288 Request for Taxpayer Relief form. It’s worth noting that the legislation for TFSAs specifically mentions that these charges can be waived or cancelled if found to be due to a reasonable error.
“That’s important because in a lot of areas, CRA doesn’t have the discretion to waive penalties,” said Ryan Keey, a chartered account who writes for a tax information service published by Thomson Reuters.
Mr. Keey said his wife’s sister has received notice of a TFSA overcontribution penalty. He suggested she pay the penalty to avoid any further charges, and then write a letter making a case to have it refunded.
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6. 81-406 : la mise en oeuvre commence [81-406: Implementation begins]
Finance et Investissement
06/17/2010
Les Autorités canadiennes en valeurs mobilières (ACVM) ont annoncé jeudi comment elles planifiaient de mettre en place le nouveau régime d’information au moment de la souscription de fonds.
L’aperçu du fonds se veut l’élément central du nouveau régime d’information. Rédigé en langage simple et ne faisant pas plus de deux pages, ce document expose les avantages, les risques et les coûts éventuels d’un placement dans un fonds. Selon les modifications proposées, les investisseurs recevraient l’aperçu du fonds lorsqu’ils achèteraient pour la première fois des parts.
L’ACVM avoue toutefois que, bien qu’ils appuient la mise en place de l’aperçu du fonds, les intervenants interrogés dans l’industrie s’inquiètent de la transmission du document au moment de la souscription.
« Une mise en place progressive du programme nous permettra d’introduire l’aperçu du fonds tandis que nous explorons toutes les options qui s’offrent en matière de transmission d’information au moment de la souscription de titres de fonds d’investissement comparables. », explique Jean St-Gelais, président des ACVM et président-directeur général de l’Autorité des marchés financiers (AFM) du Québec.
La mise en oeuvre sera faite en trois étapes. Les ACVM publieront d’ici décembre 2010 des dispositions prévoyant l’obligation pour les sociétés de gestion d’afficher l’aperçu du fonds sur leur site Web et de le transmettre aux investisseurs qui le demandent. Ces dispositions devraient entrer en vigueur au début de 2011.
Les ACVM souhaitent ensuite publier une proposition, aux fins de consultation, visant à remplacer l’envoi du prospectus simplifié par celui de l’aperçu du fonds.
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7. Rate hike not a given: Carney; Home sales slump
The National Post
06/17/2010
PAUL VIEIRA
Bay Street economists are betting the Bank of Canada will raise interest rates again in July even though the central bank governor reinforced yesterday that more hikes are no sure bet as government austerity threatens global growth.
In a speech in Charlottetown, Mark Carney said “considerable uncertainties” remain in the global economy, and that the paring back of debt among households, banks and countries had “barely begun, and will ... temper the pace” of global growth.
The central bank raised its key interest rate by 25 basis points on June 1, based on stronger-than-anticipated domestic growth. Prior to yesterday’s speech, the betting among economists and traders was for Mr. Carney to increase rates again on July 20.
Mr. Carney, however, appeared to dampen expectations yesterday, arguing any further removal of stimulus from the strongest Group of Seven economy over the next two years had to be balanced against global developments.
“In light of the scale and volatility of these conflicting forces,” Mr. Carney said, “it should be evident that no particular path for monetary policy is preordained.”
Still, economists said they believed there is enough justification to raise rates again in July and beyond. “Certainly all is not perfectly normal in the world, but for now the [worries] are just risks as opposed to the base case,” said Eric Lascelles, chief Canadian strategist atTD Securities.
Traders were of the same mindset, as they still priced in a 85% to 90% chance of a July rate hike after the speech concluded.
“There’s been very little impact from Carney’s remarks” on market expectations, said Mark Chandler, head of fixed-income and currency strategy at RBC Capital Markets.
The underlying message of Mr. Carney’s speech “is still more consistent with further quarter-point hikes at each of the next few meetings than any other course of action,” Avery Shenfeld, chief economist at CIBC World Markets, said.
However, he suggested the central bank might opt to pause later this year once growth in Canada slows down. Still, Mr. Carney “comes down quite positively on Canadian growth, and thinks that while recent months have exaggerated the strength of the outlook, recent headlines are too dire,” Mr. Shenfeld added.
Still, figures showed yesterday that one of the key drivers to date for the Canadian economy, the housing market, has slowed. Canadian existing home sales fell a seasonally adjusted 9.5% in May, and are now down from year-ago levels after producing eye-popping gains of more than 60% in late 2009.
But it is concern abroad, especially in Europe, which has the Bank of Canada hedging its bets. For instance, the Financial Times reported Spain’s banks borrowed record amounts from the European Central Bank last month.

Plus, there were rumours — later denied — that Spain was in talks with the United States, International Monetary Fund and the European Union to get access to additional funds through a line of credit. This helped pull the euro down from a two-week high.
Mr. Carney said recent financial tensions in Europe “are likely to result in higher borrowing costs and more rapid tightening of fiscal policy in advanced economies ... Without countervailing policies, this could lead to a more protracted recovery.”
Those policies include efforts among Group of 20 economies— whose leaders meet in Toronto next weekend—to address the unwinding of global trade imbalances to ensure sustainable and balanced growth, credible plans to get budget deficits to more manageable levels, liberalized exchange-rate policies, especially in emerging Asian economies, and financial reforms that would require banks to hold more capital and limit leverage.
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8. Morgan Stanley ramps up e-trading
The Globe and Mail (Streetwise)
06/17/2010
ANDREW WILLIS
Electronic trading got more competitive on Wednesday, as Morgan Stanley ramped up the services it offers to Canadian investors.
The Wall Street firm wants to boost its share in the fastest growing segment of equity markets, as both the traditional instutional crowd and the new breed of high frequency traders embrace computer-driven buying and selling.
Morgan Stanley rolled out specialized Canadian coverage that it brands as “Interlisted SORT,” a bundle of services that include algorithmic, high spped order routing systems that find clients the best price for stocks on any exchange, and direct market access.
Entrenched global competitors in this field include Credit Suisse, one of the strongest electronic players in Canada, and specialized firms such as ITG Canada. In addition, the bank-owned Canadian houses such as CIBC World Markets are building electronic muscle on equity desks.
Electronic trading is growing at a double-digit pace in Canada, yet it accounts for half the volume of buying and selling seen in the U.S. market. The universal expectation on the Street is for greater reliance on the machines, due to lower costs and great efficiency.
Morgan Stanely global co-head of electronic trading Andrew Sivlerman said Wednesday that his firm is “fully committed to servicing the Canadian marketplace and we plan to continually enhance our industry-leading electronic trading platform.”
“As the Canadian market becomes more fragmented and electronic, financial institutions require the necessary technology and services to find the best liquidity at the best price,” said Mr. Silverman in a press release.
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9. UK to restructure financial services regulation
Investment Executive
06/17/2010
The UK’s new chancellor of the exchequer, George Osborne, announced plans to abolish the Financial Services

Authority, and restructure regulation in response to the financial crisis.
In a speech at The Lord Mayor’s Dinner for Bankers & Merchants of the City of London, Osborne said that his government will abolish the FSA, giving prudential regulation to the Bank of England, and setting up a new conduct regulator.
Osborne plans to create a new prudential regulator, which will operate as a subsidiary of the Bank of England, to carry out the prudential regulation of financial firms, including banks, investment banks, building societies and insurance companies. It will also create an independent Financial Policy Committee at the Bank, which will have the tools and the responsibility to look across the economy at the macro issues that may threaten economic and financial stability.
The governemtn will create a new Consumer Protection and Markets Authority to regulate the conduct of authorixed financial firms providing services to consumers. It will also be responsible for regulating the conduct of firms in the UK’s retail and wholesale financial services business.
It also plans to create a single agency to take on the work of tackling serious economic crime that is currently dispersed across a number of government departments and agencies.
The regulatory restructuring process will be completed in 2012, he said, adding that he has asked Hector Sants to remain at the FSA to oversee the transition and become the first new deputy governor and chief executive of the new prudential regulator.
Additionally, Osborne said that he will introduce a bank levy and demand further restraint on pay and bonuses at the country’s banks. It is also establishing an independent commission on the banking industry to look at the structure of banking in the UK, the state of competition in the industry, and how customers and taxpayers can be sure of getting the best deal.
FSA welcomes proposed changes
In response to the announcement, the FSA released a statement from its chair, Lord Adair Turner, welcoming the proposed changes. “The FSA now has the clarity of direction and timescale as well as the leadership that we need to meet the challenges ahead,” he said.
“The crisis demonstrated the need for new regulatory approaches and more intense supervision, and the FSA has already implemented major change,” Turner said.
“On retail customer protection, the FSA has recognized the need for a shift in our past approach, moving to the more interventionist approach which we set out in our recently published Retail Conduct Strategy. The new Consumer Protection and Markets Authority will have a strong focus on this challenge, while also maintaining strong focus on conduct issues in wholesale products,” he added.
He noted that the crisis also demonstrated, “the need to bridge the gap between macro-prudential policy and the supervision of individual firms.” And, he said, “The chancellor’s proposals for prudential regulation will enable us to do that, while building on the major changes we have made over the last few years. The timescale will enable us to manage the transition in a smooth and orderly way.”
Turner noted that there are important issues still to be resolved — such as the arrangements for its enforcement activities and for markets activities that relate to exchanges, clearing infrastructure and prudential issues. “We look forward to working closely with the government in considering the relative merits of different possible arrangements for these. But the overall future shape of financial regulation is now much clearer and we are in a strong position to create a future regulatory system which builds on the FSA’s achievements over the last few years of major change,” Turner concluded.

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10. End Is Seen to Free Checking
The Wall Street Journal
06/17/2010
ROBIN SIDEL And DAN FITZPATRICK
Bank of America Corp. and other banks are preparing new fees on basic banking services as they try to replace revenue lost to regulatory rules, in a push that is expected to spell an end to free checking accounts for many Americans.
Free checking accounts, which have been widely available for more than a decade, have been a boon to middle-class consumers and attracted low-income customers to the banking system for the first time.
Customers will likely be required to pay new monthly maintenance fees on the most basic accounts that don’t generate a lot of activity. To avoid a fee, customers will have to maintain certain account balances or frequently use other banking services, such as credit and debit cards, automated teller machines and online accounts.
“If you put $1,000 in a checking account and don’t do anything with it, it will be hard to get that for free,” says Sherief Meleis, a managing director at Novantas LLC, a consulting firm that advises banks.
Some consumer advocates warn the new fees will whack consumers who now manage their bank accounts to avoid such charges. “Just because you made a lot of money on overdraft fees doesn’t mean you deserve the income and doesn’t mean you need the income,” said Ed Mierzwinski, director of the consumer program for the U.S. Public Interest Research Group, a liberal lobbying group, in Washington.
The transformation of checking accounts comes at a time when banks are bouncing back from the steepest financial losses in a generation and are facing new regulations. To accelerate that recovery and recoup losses from new banking rules, financial institutions are increasingly leaning on customers who don’t now generate enough revenue for the bank.
More than half of all checking accounts are currently unprofitable, according to a report issued last month by Celent, a unit of Marsh & McLennan Cos. It costs most banks between $250 and $300 a year to maintain one of the roughly 200 million checking accounts, according to industry estimates.
The situation is especially critical for Charlotte, N.C.-based Bank of America, which stands to lose more revenue than most other big banks because it is in the process of dismantling its checking-overdraft program in the face of new restrictions. Starting this summer, banks must receive customer permission before they can charge for overdrafts. But Bank of America has decided to drop most of its program altogether. The nation’s largest bank, as measured by assets, said largely because of recent changes to its overdraft policy, it will forgo $600 million in revenue this year.
To generate new revenue, Bank of America is quietly testing new pricing models throughout the U.S., with most changes expected in early 2011. Executives have ruled out a flat monthly fee for all customers and are developing a tiered structure that encourages customers to increase banking activity or use other services to avoid future charges.
Bank of America customers who only want a low-volume checking account will likely be asked to pay for it. Fees will likely be waived for customers who keep their balances high, use bank credit cards or tap its investment advisers. Bank executives declined to discuss specifics of the plan saying it is still being formulated.
“Customers will have a choice,” Bank of America Chief Accounting Officer Neil Cotty told analysts in April, of “bringing more relationships to us or paying a maintenance fee.”
Banks say they stand to lose billions of dollars in revenue from separate new restrictions on credit cards and overdraft transactions that were announced earlier this year. They could lose even more from legislation winding its way through Congress. The Senate version of the financial industry overhaul bill, currently being reconciled with the House version, contains an amendment that could limit fees banks charge to merchants for debit-card transactions.
Financial institutions warn that such a measure would trigger higher fees on basic banking products, as well as the loss of rewards programs that are tied to debit-card use. U.S. banks collected $9.4 billion in banking fees in the first quarter, representing 16.5% of all noninterest income, according to the Federal Deposit Insurance Corporation.
The new regulations could reduce the industry’s service fee revenues by as much as 20%, according to Sandler O’Neill + Partners, an investment firm that specializes in the banking industry. Bank of America’s service charges are 12% of revenues, excluding securities gains, and a 20% drop in such fees would mean a loss of $2.2 billion for the bank, according to Sandler O’Neill.
It isn’t clear if new fees under consideration would completely make up for revenue that will be lost as a result of regulation. But banks aren’t waiting to find out. “We’re not sitting around to get caught off guard,” Ed Barham, chief executive of Stellar One Corp., recently told investors. The Charlottesville, Va.-based bank, he said, is “driving other sources of revenue, of fee income at the retail side especially.”
Fifth Third Bancorp, a large regional bank based in Cincinnati, dropped its free checking account late last year and now offers packages that bundle checking with other services, such as fraud alerts, debit rewards or brokerage discounts for fees of up to $15 a month. The fee can only be waived with a certain type of checking account.
TCF Financial Corp., a Wayzata, Minn., bank that used “totally free checking” as its slogan, eliminated its free checking account earlier this year and replaced it with an account that charges a monthly $9.95 maintenance fee. The bank will waive the fee if a customer keeps a certain minimum balance or has direct deposit.
Banks typically didn’t charge for checking in the 1970s, but began imposing fees in the early 1980s to offset higher interest rates they were paying on savings accounts. That changed in 1986 when TCF began promoting a free checking account. By the late 1990s, most banks had followed suit.
The offers of free checking without any minimum balance requirements attracted a new wave of low-income customers, who previously went to check-cashing stores. Some consumer advocates have warned that the elimination of free checking could drive some of those customers out of the banking system.
From the banks’ perspective, though, many of those customers aren’t profitable. The recent report from Celent suggested that banks can look beyond checking accounts to impose other fees. The report warned, however, that banks need to be careful not to alienate good customers.
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11. Steadyhand championne des familles de fonds communs [Steadyhand is champion family of mutual funds]
La Presse

06/17/2010
STEPHANIE GRAMMOND
Les familles de fonds communs de placement les mieux gérées au Canada sont des secrets bien gardés. C’est ce qui ressort d’un nouveau palmarès dévoilé aujourd’hui par Morningstar Canada qui a scruté 27 familles de fonds, pour leur attribuer une «note de gérance».
Le top 10 est dominé par des petites firmes comme Mawer (2,7 milliards de dollars d’actifs), Chou (850 millions) ou encore Leith Wheeler (340 millions) qui occupent respectivement les deuxième, troisième et cinquième rangs.
«Les petites familles ont tendance à avoir une culture d’entreprise très forte, à être plus transparentes, à prélever des frais inférieurs», explique David O’Leary, directeur de l’analyse des fonds communs chez Morningstar.
La palme revient Steadyhand qui gère à peine 100 millions d’actifs, à l’intérieur de cinq fonds. La firme a été fondée en 2007 par Tom Bradley, ex-patron de la famille Phillips Hager&North, acquise par la Banque Royale. Steadyhand est une firme à contre-courant, qui distribue ses fonds directement aux investisseurs, ce qui permet d’éliminer les commissions versées aux courtiers et de réduire les frais annuels.
D’ailleurs, plusieurs familles qui figurent en haut du classement misent sur ce modèle d’affaires, notamment Beutel Goodman, Leith Wheeler et McLean Budden.
Par contre, certaines grandes firmes obtiennent aussi une bonne note. C’est le cas de Capital International, puissante firme américaine présente au Canada depuis 2000, qui se classe au quatrième rang. Invesco Trimark et Manuvie font aussi bonne figure, avec la neuvième et la dixième positions.
On ne peut pas en dire autant des familles des six grandes banques qui gèrent presque la moitié des 600 milliards d’actifs de l’industrie des fonds au Canada. La famille de la Banque TD est celle qui s’en tire le mieux, avec le septième rang.
En décernant ses notes, Morningstar a voulu identifier les sociétés qui font du bon travail en alignant leurs intérêts sur ceux des détenteurs de parts. Les notes dépendent de trois grands critères.
Premièrement, est-ce que les frais de gestion sont raisonnables? À ce chapitre, le Groupe Investors et Sprott obtiennent le pire score.
Deuxièmement, est-ce que les gestionnaires investissent leur propre argent dans leurs fonds? Cela est moins fréquent dans les banques, en particulier à la Scotia et à la Banque Royale.
Troisièmement, est-ce que la culture d’entreprise est orientée vers l’accumulation d’actifs (ex: en lançant des fonds à la mode) ou sur l’investissement (ex: avec des gestionnaires qui restent longtemps en poste)? À cet égard, la Banque Nationale arrive au dernier rang, principalement à cause de l’intégration ardue de la famille Altamira.
Soulignons que deux autres grandes familles québécoises, Desjardins et Industrielle-Alliance/Clarington, n’ont pas été analysées par Morningstar. Mais la firme espère les intégrer dans son palmarès qui sera révisé annuellement.
FONDS COMMUNS : LES FAMILLES CHAMPIONNES
FAMILLE NOTE (sur 8)
Steadyhand 8

Mawer 7,5
Beutel Goodman 7,5
Capital International 7,5
Chou 7,5
Leith Wheeler 6,5
TD 6,5
McLean Budden 6
Invesco Trimark 6
Manuvie 6
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12. Ex-clients back trader in appeal to set up one-man firm
The Chronicle-Herald (Halifax)
06/17/2010
BRUCE ERNSKINE
Former investment clients came to praise Frederick Thomas Saturley, not bury him, at a hearing Wednesday appealing a Nova Scotia Securities Commission decision preventing him from setting up a wealth management business.
“I think it’s wonderful and it’s overwhelming,” an emotional Saturley said during a break in proceedings before a commission panel.
The panel consists of retired judge David Gruchy and John Morash, a retired Nova Scotia Utility and Review Board member.
The Halifax hearing room was filled with Saturley’s former clients, who lost $35 million because of an alleged accounting glitch that occurred in 2008 when he was working for CIBC World Markets Inc. in Halifax.
“From a client perspective, he’s probably the best investment adviser in Canada,” said a former client who declined to be identified.
“I want him back to make me some money,” said another.
Others called him an “ethical and upstanding man” whose treatment has been “appalling.”
CIBC, which has reportedly paid investors $25 million of the lost money, terminated Saturley for conducting discretionary trades related to five accounts after he reported the accounting errors that led to the losses.
The Investment Industry Regulatory Organization of Canada subsequently cleared him of any regulatory breaches, but the fact that the commission’s enforcement branch has a file about him has prevented him from finding work with another investment company.
In April, the commission’s executive director, William Slattery, turned down Saturley’s attempt to establish his own one-man business, TurnPointe Wealth Management Inc., on the grounds that he lacked discretionary trading and compliance officer experience and hadn’t provided a satisfactory disaster-recovery plan if he wasn’t able to fulfil his duties to his clients.
Much of Wednesday’s proceeding was taken up with Saturley detailing his 17 years’ experience in the securities industry and his plans for his new venture, which he said would have compliance and disaster-recovery backing from TD Bank. He has a master of business administration in finance, as well as degrees in psychology and criminology.
Saturley, who at one point managed $123 million in assets, hasn’t worked since CIBC terminated him. He is suing CIBC for wrongful dismissal.
He testified that he has tried unsuccessfully to find out why the securities commission has maintained an open file on him, even though the national industry regulator cleared him.
“I don’t know what they’re investigating and they won’t tell me,” Saturley told the panel under questioning from his lawyer, George MacDonald.
MacDonald is also acting for former Saturley clients attempting to certify a class action against CIBC Wood Gundy, a retail division of CIBC World Markets.
CIBC disciplined Saturley in 2004 for exercising “time discretion” while placing an order for a client. The same year the Investment Dealers Association of Canada ordered him to pay a $10,000 penalty and rewrite an ethics exam for making trades in 1996-97 without the permission of a couple who were clients while he was a broker with Nesbitt Burns.
Securities commission staff recommended against allowing Saturley to set up his own business, arguing that he had demonstrated “a trend of non-compliance” with discretionary trading requirements.
Edward Gores, who is defending at the hearing the decision that the commission’s executive director reached, would not comment on the commission’s file on Saturley.
The hearing is set to conclude today. Both sides will make written submissions for the panel’s consideration.
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13. Seniors and Stocks
The Globe and Mail
06/17/2010
ROB CARRICK
http://www.theglobeandmail.com/globe-investor/investment-ideas/features/lets-talk-investing/seniors- and-stocks/article1564546/
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Looking for TD’s view on articles about the bank or the financial industry? Visit TD News & Views for background on some stories of the moment that may come up in your discussions with customers, colleagues and friends.
Vous cherchez des opinions et des articles de la TD au sujet du secteur bancaire ou financier? Visitez Nouvelles et Opinions de la TD pour y trouver de l’information sur certains sujets d’actualité qui peuvent être évoqués dans vos discussions avec des clients, des collègues et des amis.
The terms of our contract allow the Daily Media Roundup to be used exclusively by TD Bank Financial Group employees; please do not distribute outside TDBFG. Contact Samson Yuen with any questions.
Les modalités de notre contrat permettent l’utilisation exclusive du Survol quotidien des médias par les employés du Groupe Financier Banque TD; veuillez ne pas faire circuler à l’extérieur du GFBTD. Veuillez communiquer avec Samson Yuen pour toute question.
     The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.
     Les renseignements présentés peuvent contenir des énoncés prospectifs au sens de la loi Private Securities Litigation Reform Act of 1995 et des dispositions d’exonération comparables des lois canadiennes applicables, y compris, mais sans s’y limiter, des énoncés relatifs à des résultats financiers et d’exploitation prévus, aux plans, aux objectifs, aux attentes et aux intentions, aux économies de coûts et à d’autres énoncés des sociétés, qui comprennent des termes et expressions comme « anticiper », « croire », « planifier », « estimer », « prévoir », « avoir l’intention de » et « pouvoir », ainsi que des verbes au futur ou au conditionnel et d’autres expressions similaires. Ces énoncés sont fondés sur les croyances et les attentes actuelles de notre direction et comportent un certain nombre de risques et d’incertitudes importants. Les résultats réels peuvent différer considérablement des résultats avancés dans les présents énoncés prospectifs. Les facteurs suivants, entre autres choses, pourraient entraîner de tels écarts importants ou y contribuer : la capacité d’obtenir l’approbation de la transaction par les actionnaires de The South Financial Group, Inc., la capacité de réaliser les synergies prévues découlant de la transaction selon les montants ou l’échéancier prévus, la capacité d’intégrer les activités de The South Financial Group, Inc. à celles de La Banque Toronto-Dominion en temps opportun et de manière rentable, et la capacité d’obtenir les approbations gouvernementales de la transaction ou de remplir d’autres conditions liées à la transaction selon les modalités et l’échéancier proposés. D’autres facteurs qui pourraient faire en sorte que les résultats de La Banque Toronto-Dominion et de The South Financial Group, Inc. diffèrent considérablement de ceux décrits dans les énoncés prospectifs se trouvent dans le rapport annuel de 2009, dans le formulaire 40-F, pour La Banque Toronto-Dominion, et dans le rapport annuel de 2009, dans le formulaire 10-K de South Financial déposé auprès de la Securities and Exchange Commission (SEC) et disponible sur le site Internet de la SEC (http://www.sec.gov).
     La proposition de fusion entre La Banque Toronto-Dominion et The South Financial Group, Inc. sera présentée aux actionnaires de The South Financial Group, Inc. afin qu’ils l’examinent. La Banque Toronto-Dominion et The South Financial Group, Inc. ont déposé, auprès de la SEC, une déclaration d’enregistrement dans le formulaire F-4 qui contient une circulaire de sollicitation de procurations ou un prospectus provisoire, et chacune des sociétés prévoit déposer d’autres documents relatifs à la transaction proposée auprès de la SEC. Les actionnaires sont invités à lire la circulaire de sollicitation de procurations ou le prospectus provisoire lié à la transaction de fusion proposée, ainsi que la circulaire de sollicitation de procurations ou le prospectus définitifs, lorsqu’il sera disponible, ainsi que d’autres documents déposés auprès de la SEC, car ils contiendront des renseignements importants. Les actionnaires peuvent obtenir un exemplaire gratuit de la circulaire de sollicitation de procurations ou du prospectus provisoire,, et pourront obtenir un exemplaire gratuit de la circulaire de sollicitation de procurations ou du prospectus définitif, lorsqu’il sera disponible, ainsi que d’autres documents ayant fait l’objet d’un dépôt qui contiennent de l’information sur La Banque Toronto-Dominion et The South Financial Group, Inc., et ce, sans frais, sur le site Internet de la SEC (http://www.sec.gov). Des exemplaires de la circulaire de sollicitation de procurations ou du prospectus définitif et des documents déposés auprès de la SEC qui seront intégrés par renvoi dans la circulaire de sollicitation de procurations ou le prospectus définitif peuvent aussi être obtenus, lorsqu’ils seront disponibles, sans frais, en soumettant une demande à The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto (Ontario) M5K 1A2, à l’attention de : Relations avec les investisseurs, 1-866-486-4826, ou à The South Financial Group, Inc. Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     La Banque Toronto-Dominion, The South Financial Group, Inc., leurs administrateurs et leurs dirigeants respectifs et d’autres personnes peuvent être réputés être des participants à la sollicitation de procurations relativement à la transaction de fusion proposée. L’information concernant les administrateurs et les dirigeants de La Banque Toronto-Dominion est disponible dans son rapport annuel, dans le formulaire 40-F, pour l’exercice terminé le 31 octobre 2009, qui a été déposé auprès de la SEC le 3 décembre 2009, et dans son avis de convocation à son assemblée annuelle et dans sa circulaire de procuration de 2010,, qui a été déposée auprès de la SEC le 25 février 2010 et dans la déclaration d’enregistrement du formulaire F-4 susmentionnée, qui a été déposée auprès de la SEC le 10 juin 2010. L’information concernant les administrateurs et les dirigeants de The South Financial Group, Inc. est disponible dans la circulaire de sollicitation de procurations de The South Financial Group, Inc. de son assemblée annuelle de 2010, qui a été déposée auprès de la SEC le 7 avril 2010. D’autres renseignements sur les participants à la sollicitation de procurations et une description de leurs intérêts directs et indirects, par titres détenus ou autres, est inclus dans la circulaire d’information/le prospectus susmentionné, dans le formulaire F-4, qui a été déposé auprès de la SEC le 10 juin 2010, et d’autres documents pertinents qui seront déposés auprès de la SEC lorsqu’ils seront disponibles.

THE FOLLOWING IS A COMMUNICATION SENT TO EMOPLOYEES OF THE TORONTO DOMINION BANK ON JUNE 17, 2010.
1. Shareholder vote on South Financial-TD Bank merger expected in August Greenville Online
First, TD Bank “is a strong partner,” he said, adding it is one of three banks in the United States with an AAA rating. Also, “their culture is similar to ours. They have a passion for customer service. They believe in local delivery.” (TD mentioned) See full story
2. Canada’s financial hub is preparing for G20 lockdown The National Post
All five major banks will be reducing hours or shutting a total of 51 branches that are inside or close to the summit meeting in downtown Toronto. Plans are also underway to reduce staff on trading floors and corporate offices and move some operations to remote locations or allow employees to work from home. (Wojtek Dabrowski, Corporate and Public affairs,TD mentioned) See full story
3. Who’s to blame for costly errors in tax-free accounts? The Toronto Star
A federal effort to encourage Canadians to save more in a special account has led to frustration and anger among those who didn’t understand the complex rules.Thousands of people received letters from the Canada Revenue Agency this month, saying they owed extra tax of 1 per cent a month on over-contributions made to a TFSA (tax-free savings account). They have until June 30 to pay the tax or risk penalties. (Barbara Timmins, Corporate and Public Affairs, TD, mentioned) See full story
4. Account transfer error causes woman frustration CTV.ca
Major banks have a pretty good reputation in Canada, but a Calgary woman has learned you can’t just assume they’ll do what they say they’ll do.The bank made a huge mistake on her file then told her she had to fix it or suffer the consequences. That’s when she called CTV’s consumer specialist Lea Williams-Doherty. (TD mentioned) See full story
5. Regulator plan foes to widen: Alberta The National Post
Alberta Finance Minister Ted Morton predicted other provinces may join his province and Quebec in opposing a plan by Canada’s federal government to create a national securities regulator. See full story
6. Shorting banks: risky, crazy bet or prescient move? The Globe and Mail
Canadian banks are lauded as the world’s best. Unlike their competitors in other countries, they survived the crash of 2008 practically unscathed and are serial profit makers.But not all investors are buying the idea that Canadian banks are so great. Some money managers — most notably Sprott Asset Management LP, are selling the banks short, a tactic that will allow them to profit if their stock prices tank. (TD mentioned) See full story
7. Flaherty backs insurance industry in fight against accounting changes The Globe and Mail
Canada’s finance minister and its banking and insurance regulator are urging the International Accounting Standards Board to back away from new rules that would damage this country’s life insurers, according to sources. See full story
8. HST in British Columbia and Ontario gets support from top Canadian economists The Canadian Press
Some of Canada’s top economists are encouraging people in British Columbia and Ontario to support the harmonized sales tax, which takes effect in both provinces July 1. (Don Drummond mentioned) See full story
9. Administrators for Lehman Aim to Return $22 Billion The Wall Street Journal
Lehman Brothers Holdings Inc.’s European administrators, PricewaterhouseCoopers LLP, will unveil on Wednesday a proposal to expedite the return of as much as $22 billion of assets to the failed bank’s unsecured creditors. See full story
10. Tax-free rollovers have many pluses; BMO urges Ottawa to loosen strings on rollover rules The National Post
What if you could get someone else to kick in cash to your child’s registered education savings plan (RESP)? And what if that person, say a grandparent, got favourable tax treatment for doing so? Bank of Montreal , in a plea to Canada ‘s finance ministers meeting in Prince Edward Island this week, has come up with a new idea that would permit tax-free rollovers from a

RRSP or a RRIF. See full story
11. Estate issues a key concern for many holders of TFSAs Investment Executive
Only an estimated 25% of Canadians have Tax Free Savings Accounts and most are over 65. While many Canadians still seem enthusiastic about the benefits that a tax free savings account can provide, a number of polls suggest that the participation rate among eligible Canadians is stuck at around 25%. See full story
12. Millions sits dormant in Windsor banks The Windsor Star
There’s about $2.1 million of unclaimed money in dormant Windsor and Essex County bank accounts. (TD mentioned) See full story
Looking for TD’s view on articles about the bank or the financial industry? Visit TD News & Views for background on some stories of the moment that may come up in your discussions with customers, colleagues and friends.
Vous cherchez des opinions et des articles de la TD au sujet du secteur bancaire ou financier? Visitez Nouvelles et Opinions de la TD pour y trouver de l’information sur certains sujets d’actualité qui peuvent être évoqués dans vos discussions avec des clients, des collègues et des amis.
Full Stories
1. Shareholder vote on South Financial-TD Bank merger expected in August
Greenville Online
06/16/2010
JENNY MUNRO
The preliminary proxy on the merger of The South Financial Group with TD Bank Financial Group has been filed with the Securities Exchange Commission, with a final proxy expected to be filed between the first week in July and the first week in August.
South Financial shareholders will vote about 20 days after the final proxy is filed and mailed to them, said William Crawford, chief legal and risk officer with the Greenville-based bank holding company. That will put the vote likely between the first week and last week of August.
The only difference in the preliminary proxy, which can be found at www.sec.gov, and the final proxy will be the dates, he said.
H. Lynn Harton, president and chief executive officer of South Financial, said the proxy outlines and emphasizes why South Financial’s management thinks the merger with Canada-based TD Bank is “the best outcome.”
He gave four reasons he believes shareholders should vote in favor of the merger.
First, TD Bank “is a strong partner,” he said, adding it is one of three banks in the United States with an AAA rating. Also, “their culture is similar to ours. They have a passion for customer service. They believe in local delivery.”
He also said it is important for shareholders that “they’re executing on a growth strategy.” TD expressed interest in South Financial, the parent company of Carolina First, because of plans to grow its presence in the Southeast.
Finally, “this was the one company that was willing to look beyond our problems and see the potential,” Harton said.

TD signed a definitive agreement with South Financial for TD to acquire all outstanding common shares of the company for approximately $61 million in cash or TD common stock. Common shareholders of South Financial will have the right to elect to receive either 28 cents in cash, or .004 shares of TD common stock, for each outstanding South Financial common share.
The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information.
Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15 th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6 th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.
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2. Canada’s financial hub is preparing for G20 lockdown
The National Post
06/16/2010
JAMESON BERKOW
All five major banks will be reducing hours or shutting a total of 51 branches that are inside or close to the summit meeting in downtown Toronto. Plans are also underway to reduce staff on trading floors and corporate offices and move some operations to remote locations or allow employees to work from home.
Most banks will be implementing so-called “business continuity plans” — previously put to the test during the SARS outbreak and the Ontario power blackout in 2003 — and now being put through their paces once again. Although the summit takes place on the June 26-27 weekend, many banks will be limiting operations in the days leading up to it.
Banks are keeping details of their plans largely under wraps. Many bank employees who generally work downtown still don’t know if they are going to be coming into work or if they will be at a remote site setup. Much will depend on the intensity of the protests and the level of street disruptions.
The Bank of Montreal, in addition to closing nine downtown locations, intends to shift part of its trading operations to an alternate location outside of the secure zone, which encloses most of the financial district.
“Trading will probably split operations, moving half of its staff to an alternate location to reduce demand on the main trading floor,” Ralph Marranca, a spokesman for BMO said. At the peak of the summit disruption, BMO could have as many as 40% of its downtown staff working from home, he added, though plans are still in flux.
Toronto-Dominion Bank will modify hours at 22 branches, for five business days leading up to the summit.
“Like many companies expecting to be impacted by the summit, we have pretty robust plans in place,” said Wojtek Dabrowski, a spokesman for TD. “In order to make sure everything runs safely and smoothly we’re closing eight branches in the downtown core.”
Decisions about further closures or reductions in hours, including trading and other operations will be made on an ongoing basis, Mr. Dabrowski said.
For Royal Bank of Canada, the summit will be a real-life test of its continuity strategy.
“This is an actual event taking place in Toronto so we are putting our customized business continuity plans in place,” Don Blair, a RBC spokesman said.
RBC’s strategy, which also involves closing eight of its downtown branches from June 24 until June 27, will have as many employees as possible who work downtown either work from home or from alternative RBC locations in the Greater Toronto Area. According to Mr. Blair, RBC is planning to maintain normal trading operations for its investment services, Mr. Blair said.
An RBC branch in Ottawa was firebombed last month. The group that claimed responsibility for the attack, FFFC-Ottawa, has said it planned to protest at the Toronto event as well.
The Canadian Imperial Bank of Commerce will be closing six downtown locations, including its flagship Commerce Court branch, for all or part of the summit duration.
Aside from closing six downtown locations, Bank of Nova Scotia is not planning any specific mitigation strategy to deal with the G20 disruption. Though the bank will be “implementing business continuity plans as required,” said, Joe Konecny a bank spokesman.
The Toronto Stock Exchange (TSX), which maintains a corporate headquarters one block from the secure zone, is expecting approximately 25% of its staff to work from home. Though it does not anticipate any impact on its trading operations which occur off-site, according to TSX spokeswoman Carolyn Quick.
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3. Who’s to blame for costly errors in tax-free accounts?
The Toronto Star
06/16/2010
ELLEN ROSEMAN
A federal effort to encourage Canadians to save more in a special account has led to frustration and anger among those who didn’t understand the complex rules.
Thousands of people received letters from the Canada Revenue Agency this month, saying they owed extra tax of 1 per cent a month on over-contributions made to a TFSA (tax-free savings account). They have until June 30 to pay the tax or risk penalties.
I’ve heard from dozens of readers since my Saturday column about the TFSA confusion. Most are facing tax bills that far exceed their tax-free income.
The $5,000 annual limit for contributions was widely known. However, some people failed to realize that a TFSA was not a regular savings account, allowing easy transfers in and out. They had to wait until the next year to replace money that had been withdrawn.
The rules on excess contributions were explained at the government’s website,www.tfsa.gc.ca. But not everyone checked the rules before opening an account.
“Withdrawals from a TFSA in a given year are not added back to an individual’s contribution room until the following year,” says a federal finance official.
“Without such a rule, it would be very difficult to verify whether a given contribution is within the individual’s TFSA limit.”
Many people told me they had relied on their financial institutions to give the whole story about TFSAs, but received only partial information.
One reader opened an account at her bank’s encouragement last year. She moved in $21,000 from her chequing account, thinking she could escape tax on the interest earned on the first $5,000.
She ended up with a massive tax bill of $1,240 for her excess contributions in 2009. Now she’s asking why the bank didn’t warn her that she was over the limit.
Another reader, also pitched to open a TFSA, used it to save for wedding expenses. She received a $200 tax bill and after calling her bank, was told the withdrawal rules were not clearly known until a few months ago.
ING Direct was one of the first banks to attract TFSA contributions with an ad campaign that started before the Jan. 1, 2009, launch date.
“The government was quite slow out of the gate on getting financial institutions the forms and information required to service TFSAs,” says ING spokeswoman Lisa Naccarato.
“This could explain some of the lack of information when TFSAs first became available.”

Some readers received tax bills after transferring TFSAs from one financial institution to another. You can do transfers without penalty, but only if you ask a financial institution to move investments directly from one account to another.
If you close an account with $5,000 at one bank and deposit $5,000 at a different bank in the same year, you’ll be taxed for making an excess contribution.
“The main message that Canadians need to know is that TFSAs are registered products and there are rules associated with transferring funds,” Naccarato says. “They need to view them as similar to RRSPs, where a specific process is followed for transfers.”
In my last column, I mentioned two examples of readers making transfers within a bank that were ruled offside. One moved a TFSA from a TD Waterhouse discount brokerage account to a TD Canada Trust bank account and another did the opposite.
“TFSA issues appear to be varied and we have a dedicated team working to figure out what’s happened in each case and how to fix it,” says Barbara Timmins, a TD Bank Financial Group spokeswoman.
“In cases where an internal transfer between TD Canada Trust and TD Waterhouse resulted in the contribution being mistakenly counted twice, we have committed to communicating the correct information to the CRA by June 30.”
It shouldn’t take almost 18 months from the TFSA launch date for clients and banks to learn the rules. Moreover, some people will have to pay more tax next year for errors made in 2010.
The federal government looks bad for rushing to launch a new tax shelter without communicating the risks of over-contributions and improper transfers. This could hurt its electoral chances if the fiasco isn’t fixed quickly.
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4. Account transfer error causes woman frustration
CTV.ca
06/16/2010
Major banks have a pretty good reputation in Canada, but a Calgary woman has learned you can’t just assume they’ll do what they say they’ll do.
The bank made a huge mistake on her file then told her she had to fix it or suffer the consequences. That’s when she called CTV’s consumer specialist Lea Williams-Doherty.
Jodi Larmour set about transferring her RSP and her son’s RESP accounts from HSBC to TD Bank in April 2009. She submitted the necessary paperwork and assumed it was done. It wasn’t until December of that year when Larmour asked TD if she could use her son’s RESP to pay for his private school that she discovered TD‘s mistake. TD had put her son’s RESP money into her RSP account and never opened an RESP for him at all. What’s more, TD had never transferred Larmour’s RSP account from HSBC.
“My feeling right now is that my money would be safer in my mattress,” said Larmour.
TD‘s error caused a big problem because in the months prior, Larmour had withdrawn all the money from her TD RSP, about $27,000, to pay some unexpected legal bills. That was in fact her son’s RESP money. Her RSP, still at HSBC, only had $11,000 in it. After investigating for months, TD admitted its mistake, but offered no help giving Larmour two weeks to repay the $27,000 or suffer the consequences of withdrawing RESP money early, including forfeiting thousands in education grants.
“If I did something at my job, or you did something at your job that cost someone thousand of dollars, we’d be out of work,”

added Lamour.
Larmour admits she shares some of the blame with TD for failing to check on the new accounts and their balances sooner. And because of that, she thought she’d come up with a good compromise. She asked TD to give her a $27,000 loan at 0% interest so she could put all the money back into the RESP, and then she’d pay off that loan over three years. TD refused and offered no other solutions.
“Because it is big business and a bank, and realistically people don’t have many places to go to fight back against the big banks, they’re hoping this would just slip under the table,” said Lamour.
CTV News contacted TD‘s headquarters and asked how the initial account transfer mistakes were made, and why those mistakes went undetected for eight months and why TD was shouldering none of the responsibility. TD refused to discuss the matter despite Larmour’s permission to do so and contacted Larmour directly to reopen discussions.
TD has had a couple of discussions with Larmour since CTV got involved.
Larmour says a TD vice president told her it was a paperwork error that caused the initial problem with her account transfers, though the VP couldn’t say why it wasn’t detected without doing more research and she said Larmour’s loan application had been denied.
Larmour says she pointed out that she never filled out a complete loan application and after some more research TD told Larmour that the bank had just looked at her assets and liabilities at TD Bank as well as her credit report to make that decision.
Now TD is allowing Larmour to submit a complete loan application and will reconsider her loan request.
TD is also offered Larmour a $1000 contribution to her son’s RESP as a goodwill gesture which Larmour has refused pending a decision on her loan application.
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5. Regulator plan foes to widen: Alberta
The National Post
06/16/2010
FREDERIC TOMESCO
Alberta Finance Minister Ted Morton predicted other provinces may join his province and Quebec in opposing a plan by Canada’s federal government to create a national securities regulator.
Canada is the only member of the Group of Seven industrialized nations without a national securities watchdog, a situation the government calls an “international embarrassment.”
Finance Minister Jim Flaherty announced details of his plan to create the federal regulator last month, saying he would submit it to the Supreme Court of Canada for a ruling on whether it’s constitutional.
The Supreme Court will hear the case in April, Mr. Morton and Quebec Finance Minister Raymond Bachand said yesterday at a press conference in Montreal where they reiterated their opposition to the government’s plan.
“There may only be two of us today, but I am confident there will be a lot more than two before the Supreme Court next April on our side on this issue,” Mr. Morton told reporters. He didn’t elaborate.
Alberta’s energy companies would suffer from the creation of the commission, Mr. Morton said without providing specific figures. The Western Canadian province is home to the largest reserves of oil and gas outside the Middle East.
“A federal regulator, inevitably based in Toronto, would make it harder for Alberta’s junior oil and gas producers and other businesses to raise funds for growth and development,” Mr. Morton said. “It would be the same here in Quebec and in other provinces and territories.”
Both Messrs. Morton and Bachand said they support the federal government’s plan to introduce stiffer penalties for fraud under the country’s criminal code. Such changes are “completely possible” within the existing passport system, Mr. Bachand said.
It’s wrong to suggest that a federal regulator would be more effective in preventing fraud cases, Mr. Morton also said. He cited Bernard Madoff’s Ponzi scheme in the United States — the home of the Securities and Exchange Commission.
“It’s not as if the single national regulator, the SEC model, is a cure-all,” Mr. Morton said. “They failed when it comes to preventing fraud as well. Local enforcement is superior because it’s based on local knowledge.”
A government-appointed panel concluded last year that creating a national regulator to replace Canada’s existing system of 13 regional agencies would reduce costs and uncertainty for issuers and investors. The national body would also bolster the country’s ability to respond to market changes and provide safeguards against “systemic” risks that make financial markets across the country vulnerable to a bad decision by one of the provinces.
Mr. Flaherty has said a system with a few provinces opting out is preferable to the current system.
Mr. Bachand, whose government is challenging the federal plan at the Quebec Court of Appeals, disagrees.
“There is confusion in the mind of the federal government between national policies and central policies,” he said yesterday. “We already have a national system in Canada, and it’s working well.”
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6. Shorting banks: risky, crazy bet or prescient move?
The Globe and Mail
06/16/2010
MARTIN MITTELSTAEDT
Canadian banks are lauded as the world’s best. Unlike their competitors in other countries, they survived the crash of 2008 practically unscathed and are serial profit makers.
But not all investors are buying the idea that Canadian banks are so great. Some money managers — most notably Sprott Asset Management LP, are selling the banks short, a tactic that will allow them to profit if their stock prices tank.
Given that Canada’s banks are so well-regarded, questions abound about the trade: is it a risky, crazy bet that is almost certain to end in tears, or the ultimate contrarian move?
Those selling the banks argue the shares are changing hands at such lofty multiples to book value — among the highest levels in the world — that the bullish story is yesterday’s news and completely reflected in share prices.
Canadian banks are “totally priced for perfection,” contends Geoff Castle, a financial blogger in Vancouver and former mutual fund manager who is shorting the industry by buying long dated, out of the money puts.
He said the banks as a group could easily fall by 30 per cent to 40 per cent if they traded at their average, historical multiples to tangible book value and far more if the economy dips back into recession.
In a short sale, an investor sells borrowed stock with the intention of buying the securities back later at a lower price, pocketing the difference as profit. The trade is not for the faint of heart because it exposes the short seller to unlimited losses and the requirement to cover dividends. Another way to do the trade is through puts, options to sell stock at a set price.
The most notable bank short-seller on the street is maverick money manager Sprott Asset Management LP, which has been targeting Toronto-Dominion, Bank of Nova Scotia, and National Bank for declines.
Sprott bases its short sales idea on an opinion that banks over all don’t have enough tangible shareholders’ equity (where items such as goodwill are deducted) to stand much adversity in their loan books.
High leverage means banks coin money when times are good, but can quickly lead to trouble when times are bad because it doesn’t take much in loan losses to undermine equity levels.
Shorting the banks hasn’t been a winning strategy, at least recently. The S&P/TSX capped financial index has risen about 92 per cent off its March, 2009, lows, so short-sellers have been getting clobbered. Bank shares remain about 20 per cent below peak levels before the 2008 crash, so those such as Sprott, a long-term bear on banks, might have modest profits.
“It hasn’t worked as well in the last short period of time,” concedes David Franklin, a financial analyst at Sprott.
Canadian bank shares are “still strong” but “they have the inherent problems of other banks in other countries,” Mr. Franklin said.
To hedge its bets, Sprott has been shorting a basket of international financial stocks. Canadian names are “a very small position,” Mr. Franklin said, adding that the idea has “been a killer trade in the U.S.” more recently and a money-maker in both in Australia and Europe.
Mr. Franklin declined to name other bank shorts, but Sprott recently issued a report, which he co-authored, indicating that German banks are even more vulnerable to the downside than institutions in Canada.
Not everyone buys the idea that Canadian banks have too little equity. The banks are “well-capitalized ... from our perspective,” said Rod Giles, spokesman for the Office of the Superintendent of Financial Institutions, the industry regulator.
Many bank analysts say investors should be buying the shares, not betting against them. Bloomberg’s top-ranked Canadian bank analyst, Michael Goldberg at Desjardins Securities, is bullish, saying most banks have “double-digit upside to my targets” over the next year.
Shorting “is not something I would do or that I would recommend at this time,” Mr. Goldberg said.
Mr. Goldberg’s top picks are TD and Scotiabank, institutions Sprott is betting against. He says industry profits stand to benefit from an improving trend in loan losses.
While bank leverage is high, Mr. Goldberg said it is a mistake to compare the financial sector to other industries, where having such thin equity cushions would be highly risky. Mr. Goldberg also says stripping goodwill and intangibles from balance sheets underestimates the value of the banks’ brand names, national branch systems, and strong customer relations.
Still, the short-sellers might not be wrong, just early. When firm founder Eric Sprott wrote a piece in 2007 warning that Citibank, Fannie Mae and Freddie Mac were on shaky ground, the reactions at the time were “you’re a raving lunatic,” Mr. Franklin said.

But Sprott moved from the madman category to prescient money-maker when the shares subsequently collapsed.
******
A REASON TO GO SHORT
Those betting against the banks believe they don’t have enough equity to absorb serious levels of loan losses in their assets. By this metric, Canadian banks typically have each $30 in tangible assets supported by only $1 in tangible equity, meaning it would take only a 3-per-cent loss in value in their loans and other assets to imperil shareholders. Goodwill and other intangibles aren’t counted in the calculation because they’re accounting entries that probably would have little value if the banks ever got into serious trouble.
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7. Flaherty backs insurance industry in fight against accounting changes
The Globe and Mail
06/16/2010
TARA PERKINS
Canada’s finance minister and its banking and insurance regulator are urging the International Accounting Standards Board to back away from new rules that would damage this country’s life insurers, according to sources.
Ottawa’s decision to wade into global accounting rules is the latest example of the unusually united front that Canada’s financial institutions, government and regulator are presenting on the world stage in the wake of the financial crisis.
Both Julie Dickson, head of the Office of the Superintendent of Financial Institutions, and Finance Minister Jim Flaherty have sent letters to the IASB in support of the life insurance sector, sources say. The letters encourage the global body to look at possible negative consequences that proposed accounting changes could have on the life insurers.
A spokesman for OSFI said the regulator’s letter is not public. A spokeswoman for the minister of finance did not comment.
At issue are specific rules that would apply in the second phase of the International Financial Reporting Standards. The London-based IASB is expected to release a draft of those rules this summer.
The industry argues that potential changes would be particularly detrimental to life insurers in Canada, and the CEOs of Manulife Financial Corp. and Sun Life Financial Corp. have been actively and publicly campaigning against them.
“It would be difficult to maintain long term products,” said Yvon Charest, CEO of Quebec City-based Industrial Alliance, the country’s fourth-largest life insurer. “It has an impact not just on our results, it could impact Canadian citizens,” he said in an interview Tuesday.
While IFRS is supposed to make it easier to compare financial results of different companies, it would have the opposite impact on life insurers, he suggested. Under a potential IFRS rule that would impact interest rate assumptions, “our net income would be about seven times more volatile,” Mr. Charest said.
For example, Canadian financial institutions currently ensure that the time horizon of their assets matches their liabilities. If an insurer sells a 30-year annuity, it will match that with a similar term bond. The new rules threaten to separate the two sides of the balance sheet, so that assets and liabilities move separately, increasing volatility. The changes would impact how the companies calculate their long-term commitments, forcing them to use different interest rate assumptions that they say would be detrimental.
Proposed rules would also make it less attractive for insurers to buy as many long term bonds, either public or corporate,

executives say. The industry has ensured that that fact hasn’t been lost on Canada’s policy-makers.
The life insurance sector holds $75-billion, or 14 per cent of all Canadian and provincial government bonds; $77-billion, or 13 per cent of all Canadian corporate bonds; and $82-billion, or 13 per cent of all mutual fund assets in the country, according to the Canadian Life and Health Insurance Association.
That association sent a letter to the IASB asking it to take more time to consider the issue and to delay the release of its draft rules. It deemed rules that are under consideration about interest rate assumptions to be “fundamentally flawed.”
The changes could impact the cost of capital for insurers in North America, forcing them to raise prices on their products, and there would be consequences for the capital markets, the association said.
The Canadian Accounting Standards Board has said that Canada will adopt all IFRS guidelines.
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8. HST in British Columbia and Ontario gets support from top Canadian economists
The Canadian Press
06/16/2010
KEITH LESLIE
Some of Canada’s top economists are encouraging people in British Columbia and Ontario to support the harmonized sales tax, which takes effect in both provinces July 1.
The Canadian Press has obtained a copy of an open letter signed by some of the country’s best known private and public sector economists, saying they “strongly support implementation of the HST,” because “it will promote investment, jobs, and higher wages.”
The letter, dated June 15, was signed by former Bank of Canada governor David Dodge, Don Drummond, Economics Advisor, TD Bank Financial Group, Warren Jestin, Chief Economist, Scotiabank, and Sherry Cooper, Chief Economist, BMO Capital Markets, among others.
It said the HST will make the provinces more competitive by eliminating the retail sales tax currently hidden in the costs of goods purchased by businesses.
“This (retail sales) tax becomes embedded in the cost of goods at each stage of the production, distribution and retail processes,” write the economists.
“The result is a compounding of the tax that is ultimately paid by consumers through higher prices.”
The new single sales tax, which combines the provincial retail sales tax with the GST, will be 12 per cent in British Columbia and 13 per cent in Ontario.
The economists support the view of both provinces — and the federal government that convinced them to switch to a single sales tax ___that consumers will benefit in the end because businesses will pass along their savings in the form of lower prices.
“Lower business costs, especially on capital equipment, will encourage investment and economic activity,” they write.
“Lower business costs will ultimately allow price reductions on many consumer purchases, including big ticket items, such as automobiles and computers.”
Erin Weir, an economist with the United Steelworkers of America, questioned the logic of making consumers pay more for some goods and services — including home heating and gasoline previously exempt from provincial sales tax — to lower costs for businesses.
“The real debate is about using public money, whether taken from consumers (with) the HST or from general revenues (with) corporate tax cuts, to support business,” said Weir.
“We should ask whether across-the-board tax breaks on business inputs and profits are the best way to promote investment and employment.”
Academics also signed the open letter supporting the HST, including Werner Antweiler of the Sauder School of Business at the University of British Columbia, Victoria Barham, Chair of the Department of Economics, University of Ottawa, John Chant, Department of Economics, Simon Fraser University and Roger Martin, Dean, Rotman School of Management at the University of Toronto.
The British Columbia government is facing huge public unrest over the looming HST, with a key cabinet minister resigning last Friday after hundreds of thousands of voters signed a petition to repeal the HST legislation.
By contrast, public outcry in Ontario over the HST has been muted, with very few protests other than angry calls to radio call-in shows, despite the best efforts of the Opposition to call it a “greedy tax grab.”
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9. Administrators for Lehman Aim to Return $22 Billion
The Wall Street Journal
06/16/2010
AINSLEY THOMSON
Lehman Brothers Holdings Inc.’s European administrators, PricewaterhouseCoopers LLP, will unveil on Wednesday a proposal to expedite the return of as much as $22 billion of assets to the failed bank’s unsecured creditors.
The plan, called the “consensual approach,” would see the majority of unsecured creditor claims agreed by the end of the year and cash distributed in 2011. In comparison, the traditional bilateral approach would take years to implement.
Avant Garde
“What we are trying to do here is pretty avant garde,” said Steven Pearson, joint administrator of Lehman Brothers International (Europe), known as LBIE, and a partner at PricewaterhouseCoopers. “Nothing like this has ever been done before. What we wanted to do was something ambitious to get the cash back into the hands of creditors who need it.”
The proposal comes one year and nine months after Wall Street firm Lehman Brothers collapsed in the largest corporate failure in history. Nearly 80 Lehman subsidiaries world-wide subsequently folded, each of which is now being wound down under the legal regime of the country in which it is based. Under the consensual approach, the administrators would determine the value of each financial trading creditor’s claim using a series of criteria.
LBIE has about 6,500 unsecured creditors, most of whom are financial institutions such as banks and insurance companies. PricewaterhouseCoopers will now consult with those creditors to determine whether enough of them support the proposal.
Creditor meetings will be held in London and New York City later in the summer, and creditors are expected to vote on the proposal in the last quarter of the year.
Mr. Pearson said the consensual approach will only be used if the “overwhelming majority,” likely around 90%, of unsecured creditors support the proposal.
If a majority doesn’t support the plan, the traditional bilateral approach will be used to distribute the assets. Under this approach, each creditor would submit a claim, which the auditor would then examine and decide.
Avoiding ‘Years’ of Wait
Mr. Pearson said the bilateral approach would take “years and years” to work through. However, Mr. Pearson said that the consensual approach is likely to result in lower creditor valuations than the bilateral approach.
“Most creditors have the ability to pick all sorts of different dates to value their trades at, and of course what they would choose to do is value them at the date which are most valuable to them,” Mr. Pearson said. “What we are doing is valuing everybody on a series of defined dates. If we have to do every permutation of every trade for every client, we run into millions of valuations and, while we can do that, it would take a very long time.”
In addition to saving time, the consensual approach would save costs and would give creditors certainty, he said. “That was an innovative solution to a difficult problem, and we are committed to finding an equivalent solution for the rapid determination of creditor claims that is fair, market acceptable and pragmatic,” Mr. Pearson said. “We believe the consensual approach, with the support of creditors, will prove to be that solution.”
In December, clients of LBIE voted in favor of a plan to speed up the return of about $11 billion in frozen client assets.
The plan, called the claim-resolution agreement, governed the basis on which the administrators were able to return the assets to clients, who numbered about 500 and were mainly hedge funds.
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10. Tax-free rollovers have many pluses; BMO urges Ottawa to loosen strings on rollover rules
The National Post
06/16/2010
GARY MARR
What if you could get someone else to kick in cash to your child’s registered education savings plan (RESP)?
And what if that person, say a grandparent, got favourable tax treatment for doing so?
Bank of Montreal , in a plea to Canada ‘s finance ministers meeting in Prince Edward Island this week, has come up with a new idea that would permit tax-free rollovers from a RRSP or a RRIF.
The bank says the proposed changes are not much different than new rules that allow tax-free rollovers from an RRSP or RRIF to a registered disability savings plan (RDSP). As part of its pitch to the government, BMO is also pushing for a new registered medical savings plan into which money from your RRSP or RRIF could be transferred, tax-free.
“With health-care and education costs both outpacing consumer price increases, tax-free transfers from an RRSP and RRIF to an RMSP or RESP would help contain public sector outlays for these growing costs,” said BMO deputy chief economist Doug Porter.
Sticking with the education front, BMO notes costs have risen 3% annually over the past five years while consumer inflation is up just 1.7%. The Canadian Federation of Students estimates total student debt is almost $13.5-billion and counting.
Tina Di Vito, head of BMO Retirement Institute, said the fear of lost government revenue from all that tax-free money coming out of RRSPs and RRIFs would be offset by a reduction in the amount of funding needed for education.

“[Governments] are always concerned about the loss of tax revenue, but at the same time the expenditure
Others are already leaning on their grandparents
side of the balance would not have the same expenditures on education,” said Ms. Di Vito.
Every dollar contributed to a RESP is matched by a 20% grant from the government, but BMO is not proposing the “grandparent money” would count towards the grant, which is a maximum of $500 per year or $7,200 over the lifetime of the RESP.
Ms. Di Vito said parents are not the key target for such a change. “From a parent’s perspective, if they have cash flow, it would be more advantageous to make a RESP contribution and get the grant,” she says.
RESPs are subject to a lifetime contribution limit of $50,000, and BMO is hoping that if the government made the changes it is proposing the money contributed by grandparents wouldn’t count against that.
Certified financial planner Jeanette Brox said even if the money from grandparents did count against the limit, most RESPs would still have contribution room. She said about half her clients try to contribute $2,500 per year to get the maximum grant. “The maximum [lifetime] grant is $7,200, which means contributions of $36,000,” said Ms. Brox, who noted $14,000 contribution room would be left over.
This time of year has almost become a de facto RESP season as parents use their tax refunds to fund the plans. “I just had a guy with a $30,000 tax refund; he has two boys, so he [put in] $2,500 for each kid,” said Ms. Brox.
But there are clients who struggle to make contributions. She recommends automated payments on a monthly basis. Others are already leaning on the grandparents. “I have certain number of clients where the grandparents have opened up the plan,” she said.
Still, Ms. Brox said she can’t see the government letting go of the taxes that would be lost. “I’d be the most surprised person in the financial industry if that happens,” she said.
Here’s to hoping she’ll be surprised.
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11. Estate issues a key concern for many holders of TFSAs
Investment Executive
06/16/2010
CLARE O’HARA
Only an estimated 25% of Canadians have Tax Free Savings Accounts and most are over 65. While many Canadians still seem enthusiastic about the benefits that a tax free savings account can provide, a number of polls suggest that the participation rate among eligible Canadians is stuck at around 25%. This presents many opportunities for advisors to discuss a TFSA with clients, said Wilmot George, director of tax and estate planning with Mackenzie Financial Corp., during a presentation at the 2010 Canadian Institute of Financial Planners in Niagara Falls, Ont. on Tuesday.
“Advisors should continue to get out there and continue to speak with their clients about the benefits of a TFSA,” he said. George noted that such discussions can also be an “asset gathering opportunity.” In addition, he added, opening a TFSA for clients can create greater financial security for them in the future.
TFSAs: A remarkably flexible way to build wealth over a lifetime

According to a recent poll by Mackenzie Financial, Canadian investors’ familiarity with the TFSA, which has been available since 2009, is still not up to par: about 42% say that lack of knowledge is the reason they have not yet opened a TFSA.
In addition, 57% of respondents did not know that contributions grow tax free inside the TFSA; 64% were unaware that unused contribution room can be carried forward; and 78% were unaware that an individual can own multiple TFSA accounts, so long as the total contributed in one year does not exceed $5,000.
Of those who did contribute to a TFSA, 39% said the majority of their TFSA dollars are invested in short-term, low-risk, low-return investments.
“This should not come as a surprise to anyone, considering the recent economic situation,” said George. “But this provides a perfect opportunity for us to talk to our clients, and some of that money will be coming off the sidelines and the TFSA is a great place for [clients] to grow it tax free.”
George also pointed out that, while many investors are aware of the TFSA’s advantages — which include accumulation of tax-free income, the ability to re-contribute withdrawals and access to these funds without having an impact on federally sponsored benefits — there is a lack of information on the estate planning implications of a TFSA. This is key, since the majority of TFSA holders are over the age of 65: they need to be aware of what happens to a TFSA upon the death of the TFSA holder.
If a TFSA holder names a spouse or common-law partner as a successor to the account in the event of death, that person will acquire all the rights of the original TFSA holder on that person’s death. Successor holders do not require TFSA contribution room to receive this benefit. The naming of a successor holder ensures that income earned after the original holder’s death is not taxed. Without a named successor, income that has been earned inside the TFSA will be taxed after the holder dies.
If the holder of a TFSA designates a beneficiary who is not a spouse or common-law partner, tax free amounts that have accrued before death pass to the beneficiaries without tax. In that case, the accrued income in the TFSA is also passed to beneficiaries tax free. Income growth after death but before transfer to beneficiaries is taxable. Beneficiaries are required to have TFSA contribution room to shelter further growth from future tax. Only a spouse or common-law partner is entitled to an exempt contribution. In Quebec, TFSA transfers at death will pass through the deceased’s estate and will be governed by the will.
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12. Millions sits dormant in Windsor banks
The Windsor Star
06/16/2010
DALSON CHEN and GLEN McGREGOR
There’s about $2.1 million of unclaimed money in dormant Windsor and Essex County bank accounts.
Publicly available records show that more than 2,500 locally started bank accounts are considered inactive — meaning that their balances are now in the custody of the Bank of Canada .
Dale Alexander, a spokesman for the Bank of Canada , said an account becomes dormant when there is no activity by the owner for 10 years, and the financial institution holding the account can’t reach the owner.
“Once this 10-year period has elapsed and the owner cannot be contacted, the asset is turned over to the Bank of Canada         ,” Alexander said.
If the balance is $1,000 or higher, the Bank of Canada will wait 100 years before the money is sent to the Receiver General and absorbed by the government. For balances under $1,000, the Bank of Canada waits 40 years.
The Bank of Canada has custody of about 1.1 million inactive accounts from across the country, with unclaimed funds totalling $395 million.
Most of those accounts remain silent, year after year.
The stories behind them are often vague. Some are estates of deceased persons. Some belong to numbered companies. Some belong to defunct associations, clubs or societies.
For example, the Junior Bunny Trail Club — for reasons unknown — left $4,344.57 with the Toronto Dominion Bank branch on Dougall Avenue.
The Windsor Board and Role-Playing Game Society hasn’t touched a $2,717.46 balance with the TD branch on Wyandotte Street West since November 1995.
The largest local inactive account belongs to Sernacon Holdings Inc., which has the same address as Wincon Construction. .Established at the National Bank on Grand Marais Road West, the Sernacon account has an unclaimed balance that exceeds a quarter-million dollars: $250,654.72.
There’s been no activity on the account since November 1999.
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     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.
     Les renseignements présentés peuvent contenir des énoncés prospectifs au sens de la loi Private Securities Litigation Reform Act of 1995 et des dispositions d’exonération comparables des lois canadiennes applicables, y compris, mais sans s’y limiter, des énoncés relatifs à des résultats financiers et d’exploitation prévus, aux plans, aux objectifs, aux attentes et aux intentions, aux économies de coûts et à d’autres énoncés des sociétés, qui comprennent des termes et expressions comme « anticiper », « croire », « planifier », « estimer », « prévoir », « avoir l’intention de » et « pouvoir », ainsi que des verbes au futur ou au conditionnel et d’autres expressions similaires. Ces énoncés sont fondés sur les croyances et les attentes actuelles de notre direction et comportent un certain nombre de risques et d’incertitudes importants. Les résultats réels peuvent différer considérablement des résultats avancés dans les présents énoncés prospectifs. Les facteurs suivants, entre autres choses, pourraient entraîner de tels écarts importants ou y contribuer : la capacité d’obtenir l’approbation de la transaction par les actionnaires de The South Financial Group, Inc., la capacité de réaliser les synergies prévues découlant de la transaction selon les montants ou l’échéancier prévus, la capacité d’intégrer les activités de The South Financial Group, Inc. à celles de La Banque Toronto-Dominion en temps opportun et de manière rentable, et la capacité d’obtenir les approbations gouvernementales de la transaction ou de remplir d’autres conditions liées à la transaction selon les modalités et l’échéancier proposés. D’autres facteurs qui pourraient faire en sorte que les résultats de La Banque Toronto-Dominion et de The South Financial Group, Inc. diffèrent considérablement de ceux décrits dans les énoncés prospectifs se trouvent dans le rapport annuel de 2009, dans le formulaire 40-F, pour La Banque Toronto-Dominion, et dans le rapport annuel de 2009, dans le formulaire 10-K de South Financial déposé auprès de la Securities and Exchange Commission (SEC) et disponible sur le site Internet de la SEC (http://www.sec.gov).
     La proposition de fusion entre La Banque Toronto-Dominion et The South Financial Group, Inc. sera présentée aux actionnaires de The South Financial Group, Inc. afin qu’ils l’examinent. La Banque Toronto-Dominion et The South Financial Group, Inc. ont déposé, auprès de la SEC, une déclaration d’enregistrement dans le formulaire F-4 qui contient une circulaire de sollicitation de procurations ou un prospectus provisoire, et chacune des sociétés prévoit déposer d’autres documents relatifs à la transaction proposée auprès de la SEC. Les actionnaires sont invités à lire la circulaire de sollicitation de procurations ou le prospectus provisoire lié à la transaction de fusion proposée, ainsi que la circulaire de sollicitation de procurations ou le prospectus définitifs, lorsqu’il sera disponible, ainsi que d’autres documents déposés auprès de la SEC, car ils contiendront des renseignements importants. Les actionnaires peuvent obtenir un exemplaire gratuit de la circulaire de sollicitation de procurations ou du prospectus provisoire,, et pourront obtenir un exemplaire gratuit de la circulaire de sollicitation de procurations ou du prospectus définitif, lorsqu’il sera disponible, ainsi que d’autres documents ayant fait l’objet d’un dépôt qui contiennent de l’information sur La Banque Toronto-Dominion et The South Financial Group, Inc., et ce, sans frais, sur le site Internet de la SEC (http://www.sec.gov). Des exemplaires de la circulaire de sollicitation de procurations ou du prospectus définitif et des documents déposés auprès de la SEC qui seront intégrés par renvoi dans la circulaire de sollicitation de procurations ou le prospectus définitif peuvent aussi être obtenus, lorsqu’ils seront disponibles, sans frais, en soumettant une demande à The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto (Ontario) M5K 1A2, à l’attention de : Relations avec les investisseurs, 1-866-486-4826, ou à The South Financial Group, Inc. Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     La Banque Toronto-Dominion, The South Financial Group, Inc., leurs administrateurs et leurs dirigeants respectifs et d’autres personnes peuvent être réputés être des participants à la sollicitation de procurations relativement à la transaction de fusion proposée. L’information concernant les administrateurs et les dirigeants de La Banque Toronto-Dominion est disponible dans son rapport annuel, dans le formulaire 40-F, pour l’exercice terminé le 31 octobre 2009, qui a été déposé auprès de la SEC le 3 décembre 2009, et dans son avis de convocation à son assemblée annuelle et dans sa circulaire de procuration de 2010,, qui a été déposée auprès de la SEC le 25 février 2010 et dans la déclaration d’enregistrement du formulaire F-4 susmentionnée, qui a été déposée auprès de la SEC le 10 juin 2010. L’information concernant les administrateurs et les dirigeants de The South Financial Group, Inc. est disponible dans la circulaire de sollicitation de procurations de The South Financial Group, Inc. de son assemblée annuelle de 2010, qui a été déposée auprès de la SEC le 7 avril 2010. D’autres renseignements sur les participants à la sollicitation de procurations et une description de leurs intérêts directs et indirects, par titres détenus ou autres, est inclus dans la circulaire d’information/le prospectus susmentionné, dans le formulaire F-4, qui a été déposé auprès de la SEC le 10 juin 2010, et d’autres documents pertinents qui seront déposés auprès de la SEC lorsqu’ils seront disponibles.